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U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form SB-1/A- 5

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEWPORT GOLD, INC. (Name of small business issuer in its charter)
Nevada	1040
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
220 - 1495 Ridgeview Drive, Reno, Nevada 89509 Telephone: (905) 542-4990 (Address and telephone number of principal executive offices)
220 - 1495 Ridgeview Drive, Reno, Nevada 89509 (Address of principal place of business or intended principal place of business)
Nevada Agency and Trust Company 50 West Liberty Street, Suite 880, Reno, Nevada 89501 Telephone: (775) 322-0626 (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective for a three month period unless extended for an additional 90 days if we so choose to do so.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities being Registered	Dollar amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common	$ 300,000	$0.10	$ 300,000	$ 32.00

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME

EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Disclosure alternative used (check one): Alternative 1; Alternative 2; X

NEWPORT GOLD, INC.

CROSS-REFERENCE SHEET

Item Number	Heading	Heading in Prospectus
1.	Front of the Registration Statement and Outside Front Cover Page of Prospectus	Facing pages; Front Cover Page
2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front and Outside Back Cover Pages of Prospectus
3.	Summary Information	Summary of Our Offering
4.	Risk Factor	Risk Factors
5.	Use of Proceeds	Summary of Our Offering; Use of Proceeds; Plan of Operations
6.	Determination of Offering Price	Risk Factors; Determination of Offering Price; Plan of Distribution/Terms of Our Offering
7.	Dilution	Summary of Our Offering; Risk Factors; Dilution of the Price You Pay for Your Shares
8.	Selling Security Holders	Not Applicable
9.	Plan of Distribution	Front Cover Page; Plan of Distribution/Terms of Our Offering
10.	Legal Proceedings	Legal Proceedings; Directors, Executive Officers, Promoters and Control Persons
11.	Directors, Executive Officers, Promoters and Control Person	Directors, Executive Officers, Promoters and Control Persons
12.	Security Ownership of Management	Security Ownership of Certain Beneficial Owners and Management
13.	Description of the Securities	Description of Securities
14.	Interest of Named Experts and Counsel	Interest of Named Experts and Counsel
15.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Disclosure of Commission Position on Indemnification for Securities Act
16.	Organization Within Last Five Years	Not Applicable
17.	Description of Business	Business
18.	Management's Discussion and Analysis of Plan of Operation	Plan of Operation
19.	Description of Property	Description of Property
20.	Certain Relationship and Related Transactions	Certain Relationships and Related Transactions
21.	Market for Common Equity and Related	Front Cover Page; Risk Factor; Determination of Stockholder Matters Offering Price; Security Ownership of Beneficial Owner and Management; Share Capital Structure; Market for Common Equity and Related Stockholder Matters
22.	Executive Compensation	Executive Compensation
23.	Financial Statements	Financial Statements
24.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus

NEWPORT GOLD, INC.
220 - 1495 Ridgeview Drive, Reno, Nevada 89509

Up to 3,000,000 Shares of Common Stock
Offering Price: $0.10 per share

Before this offering, there has been no public market for the common stock.

We are offering up to a total of 3,000,000 shares of common stock on a best efforts, no minimum, 3,000,000 shares maximum basis. The offering price is $0.10 per share. There is no minimum number of shares that we have to sell. The offering will be for a period of 90 days from the effective date and may be extended for an additional 90 days if we so choose.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING AT PAGE 2.

	Price to Public	Commission(1)(2)	Net Proceeds to Us(3)(4)
Per Share	$0.10	$ 0.00	$0.10
Aggregate Offering Price	$ 300,000	$ 0.00	$ 262,200
Note: (1)	Management of Newport is selling the securities and will not receive commission in conjunction with the sale of these securities.
(2)	Expenses are not expected to exceed $37,800, and include our legal and accounting fees, transfer agent's fees, filing fees, and printing costs. (See Use of Proceeds and Plan of Distribution.)
(3)	No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital in the priorities set by Newport. (See Use of Proceeds).

There is no minimum number of shares that must be sold in this offering. Because there is no minimum number of shares that has to be sold in this offering, there is no assurance that we will achieve the proceeds level described in the above table.

We are a start-up, exploration company and have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other companies, allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the Rules of the Securities Act of 1933. We must raise cash in order to implement our plan and stay in business.

Newport is a mineral exploration company with nine mineral claims of forty-seven units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. The property has no proven or probable mineral reserves.

The date of this prospectus is May 5 , 2005.

SUMMARY OF OUR OFFERING

The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus.

Our Business

Newport is a pre-exploration company incorporated under the laws of the State of Nevada on July 16, 2003. We have not commenced active business operations. We have obtained an option to acquire nine mineral claims consisting of 47 units (the "Burnt Basin Property"). These mineral claims entitle us to the minerals located on the Burnt Basin Property subject to the option agreement. However, since title to the Burnt Basin Property is in the name of Mr. John Carson, should he choose to transfer title to a third party, we would lose our mineral claims. Newport entered into the option agreement with Steve Baran July 18, 2003. Mr. Baran is not related to Newport.

We intend to explore for gold on the Burnt Basin Property. The property is located approximately 25 kilometres northeast of the City of Grand Forks, British Columbia, Canada. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed. Our property has no proven or probable mineral reserves

Our Offices

Our administrative office is located at 220 - 1495 Ridgeview Drive, Reno, Nevada 89509 and our registered statutory office is located at 50 West Liberty Street, Suite 880, Reno, Nevada 89501.

The Offering

Securities being offered:	Up to 3,000,000 shares of common stock, par value $0.001
Offering price per share:	$0.10
Offering period:	The shares are being offered for a period not to exceed 90 days, unless extended by our board of directors for an additional 90 days.
Net proceeds:	Up to $262,200 (total raised minus offering expenses)
Use of proceeds:	Assuming all 3,000,000 shares are sold:
	Offering Expenses: Exploration: NSR Royalties: Working Capital:	$ 37,800 $ 192,000 $ 10,000 $ 60,200 $ 300,000

Number of Shares of Common
Stock Committed to be Issued:	Before the Offering: 8,375,000
Shares Offered: 3,000,000
After the Offering: 11,375,000 (assuming all 3,000,000 shares sold)

Selected Financial Information

	March 31, 2005 (unaudited)
BALANCE SHEET DATA:
Current Assets:	$7,011
Other Assets:	$0
Total Assets:	$7,011
Total Liabilities:	$199,409
Deficit:	$308,048
Shareholder Deficiency:	$192,398

	From inception July 16, 2003 to December 31, 2004	March 31, 2005 (unaudited)
INCOME STATEMENT DATA:
Total Income:	$0	0
Total Expenses:	$297,038	11,010
Net Profit (Loss):	$(297,038)	(11,010)

(See Financial Statements - Schedule I for complete and accurate financial information about Newport)

 Risk Factors

The securities offered in this Prospectus involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment. Such risk factors include, among others, lack of operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, and competition in selected area of business.

Investment in our company also involves significant risks because our property is in the pre-exploration stage known as preliminary reconnaissance as opposed to the development stage. Our property does not have a known body of commercial ore.

RISK FACTORS

Please consider the following risk factors before deciding to invest in the common stock.

Risks Related to Our Business

We may not be able to continue as a going-concern due to our accumulated deficit and working capital deficit.

Our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months. The Company has a working capital deficit of $192,398 , an accumulated loss of $308,048 to March 31, 2005 , has not generated any operating revenue to date, has no full-time employees and has no capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies. These factors raise substantial doubt about the Company's ability to continue as a going-concern which is dependent on the Company's ability to obtain and maintain an appropriate level of financing, on a timely basis, and to achieve sufficient cash flows to cover obligations and expenses. The outcome of the above matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

We have no known ore reserves and we cannot guarantee we will find any mineral reserves or if we find minerals, that production will be profitable.

We have no known ore reserves. We have not identified gold or other metal or mineral on the property and we cannot guaranty that we will ever find any such minerals. Even if we find that there are mineral reserves on our property, we cannot guaranty that we will be able to recover these minerals. Even if we recover mineral reserves, we cannot guaranty that we will make a profit. If we cannot find mineral reserves or it is not economical to recover these mineral reserves, we will have to cease operations. Because the probability that any of the prospects will ever have mineral reserves is extremely low, any funds spent on exploration will probably be lost.

If we do not raise enough money for exploration in this offering we will have to delay exploration until we are able to raise enough money through other means or go out of business.

Newport is in the very early exploration stage and needs the proceeds from our offering to start exploring for mineral reserves. We must raise a minimum of $ 50,000 in this offering to begin exploration. Since there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to commence its operations. We may not have enough money to complete the exploration of our mineral claims. Because we are exploring raw undeveloped land, we do not know how much we will have to spend to find out if there is mineralized material on our property. It could cost as little as $50,000 and as much as $192,000 to find out. The first $37,800 we raise, however, will be used to cover the cost of this offering before we spend any money on our exploration program. In addition, we do not know how much money we will raise in this offering. If it turns out that we have not raised enough money to complete our exploration program, we will have to either raise further capital through another offering or suspend or cease operations. We have not retained an underwriter to sell these shares. We will conduct this offering as a direct public offering, meaning there is no guarantee as to how much money we will be able to raise through the sale of our stock. Messrs. Derek Bartlett and John Arnold, will be personally selling shares and each have limited prior experience in selling securities. If we fail to sell at least three-quarters of the stock we intend to sell, our ability to start and complete our exploration plans will be materially affected, and you may lose all or substantially all of your investment.

Because there is no escrow, trust or similar account, your subscription could be seized by creditors. If that occurs you could lose your investment.

There is no escrow, trust or similar account in which your subscription will be deposited. It will only be deposited in a bank account of our newly acquired numbered company. As a result, if we or our wholly owned subsidiary are sued for any reason now or in the future and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment.

Weather interruptions in the province of British Columbia may affect and delay our proposed exploration operations.

Our proposed exploration work can only be performed approximately five to six months out of the year. This is because rain and snow cause the roads leading to our claims to be impassable during six to seven months of the year. When roads are impassable, we are unable to conduct exploration operations on our property.

Newport's exploration efforts and limited capital may limit our ability to find mineralized material. If we do not find mineralized material, we will cease operations.

Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find mineralized material, although our property may contain mineralized material. If we do not find mineralized material, we will cease operations.

We may not have access to all of the supplies and materials we need to begin exploration, that could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as explosives, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. We will attempt to locate products, equipment and materials after this offering is completed. If we cannot find the products and equipment we need, we will have to suspend our exploration plans until we do find the products and equipment we need.

We have not yet discovered any mineral reserves. Even if we are successful in discovering mineral reserves we may not be able to realize a profit from its sale. If we cannot make a profit, we will have to cease operations until market conditions improve or cease operations altogether.

In order to maintain operations, we will have to sell any minerals we extract from our property for more than it costs us to mine it. (The lower the price the mineral, the more difficult it is to do this.) If we cannot make a profit, we will have to cease operations until the price of minerals found on our property increases or cease operations altogether. The cost to mine minerals is fixed and as a result, the lower the market price, the lower the likelihood we will be able to make a profit.

Because title to our mining claim is held in the name of another person, if he transfers our mining claim to someone other than us, we will cease operations.

Title to the mining claims which we intend to conduct exploration activities is not held in our name. Title to the property is recorded in the name of Mr. John Carson who optioned the mining claims to Mr. Steve Baran who holds the property in an unrecorded warranty deed and who then optioned the mining claims to Newport. If Mr. Carson transfers our mining claims to a third person, the third person will obtain good title and we will have nothing. We will have a cause of action against Messrs. Baran and Carson for breach of contract. The amount of damages will be the value of the property as of the time of the transfer, should that ever occur. If that happens we will be harmed in that we will not own any property and we will have to cease operations.

A warranty deed is once executed as required by law has the effect of a conveyance in fee simple to the grantee, his heirs and assigns, of the subject property (in this case mineral claims), together with all the related rights and privileges. It also contains a series of covenants from the grantor, that he is lawfully owner of the property; that he has the right to sell and assign the property and underlying rights and privileges free from all encumbrances; and that the grantor, will forever warrant and defend the title of the property for the benefit of the grantee, against all lawful claims whatsoever. Any exceptions to the foregoing are listed in the warranty deed. An unrecorded warranty deed is a warranty deed in which title to the property has been transferred, but the deed has not been registered with the British Columbia office of records. Mr. Baran's ownership of the property is in the form of an unrecorded warranty deed. Mr. Baran never recorded his interest in the property as it is subject to Mr. Carson receiving 100,000 shares and a 1% net smelter return capped at $201,147 (CDN $250,000) or $8,045 (CDN$10,000) annually as prepaid net smelter returns. Newport has assumed this obligation to Mr. Carson.

Title to our mining claim cannot be transferred to us directly. If we fail to incorporate a British Columbia subsidiary corporation our mineral claims may never be registered in our name.

Under British Columbia law title to British Columbia mining claims can only be held by British Columbia residents. In the case of corporations, title must be held by a British Columbia corporation. In order to comply with the law we would have to cause our Ontario subsidiary company to re-domicile to British Columbia or incorporate a British Columbia wholly owned subsidiary corporation and obtain audited financial statements. We believe those costs would be a waste of our money at this time since the legal costs of incorporating a second subsidiary corporation, the accounting costs of audited financial statements for this subsidiary corporation, together with the legal and accounting costs of expanding this registration statement would cost several thousands of dollars. Accordingly, we have elected not to re-domicle our existing subsidiary company to British Columbia or create a British Columbia subsidiary company at this time, but will do so if mineralized material is discovered on our mining claims. If we do not create a subsidiary corporation in the future, we will not be able to obtain title to the mining claims and you will lose all your money used to explore these mining claims.

Risks Related to Our Capital Structure and this Offering

You Will Not Receive Dividend Income from an Investment in the Shares and As a Result May Never See a Return on Your Investment.

We have never declared or paid a cash dividend on our common shares nor will we in the foreseeable future. We currently intend to retain any future earnings, if any, to finance the operation and expansion of our business. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of the securities offered by Newport. As we do not intend to declare dividends in the future you may never see a return on your investment and you indeed may lose your entire investment.

We Have Arbitrarily Determined the Initial Public Offering Price and this May Not Be the Market Price of the Shares after the Offering.

The offering price of the shares offered under this prospectus has been arbitrarily determined by us based on what we believe purchasers of such speculative issues would be willing to pay for the shares of common stock of Newport and does not necessarily bear any material relationship to book value, par value, or any other established criterion of value. As a result, it may be difficult for you to resell your shares at or above the offering price.

You May Not Be Able to Resell Any Shares You Purchased in this Offering as Newport is Not Listed or Quoted on a Secondary Trading Market and There is Currently No Market for Newport's Securities.

There is no trading market for Newport's common stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market-maker concerning the participation of such market-maker in creating an after-market for Newport's common stock on the Pink Sheets or the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the shares at or above the offering price. (See "Market Information").

Our Issuance of Further Shares and the Eligibility of Issued Shares for Resale Will Dilute Our Common Stock and Could Lower the Price a Willing Buyer Would Pay for Our Common Stock.

The shares being offered in this prospectus, if all are sold, represents 26.37% of our total common shares committed to be issued on a fully-diluted basis. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock of $0.10 per share and the pro forma as adjusted net tangible book value per share of our common stock which would be $0.01 per share at the time of sale which is a dilution of over 90% of your investment. The average price of our current stockholders paid for their shares is $0.014 per share. We calculate net tangible book value per share by subtracting from our total assets all intangible assets and total liabilities, and dividing the result by the number of outstanding shares of common stock. Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants, all of which may further dilute our net tangible book value. The dilution of our common stock could lower the price a willing buyer would pay for our common stock based on the fact our break-up value per share and our earning ratio per share would be reduced.

8,375,000, or 74%, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering, we will have outstanding 11,375,000 shares of common stock. This includes the 3,000,000 we are selling in this offering, which may be resold in the public market immediately. Ninety days after the effective date of this prospectus the remaining 74%, or 8,375,000 shares, of our total outstanding shares will become available for resale in the public market pursuant to Rule 144 of the Securities Act of 1933. Under Rule stockholders of 144, shares can be publicly sold, subject to:

  adequate information being available (ie. must be registered for a minimum of 90 days under either the Securities Act of 1933 or Exchange Act of 1934 or if not registered Rule 15c211 disclosure must be available);
  volume restrictions (ie. a stockholder can sell up to 1% of total outstanding shares every three months);
  restrictions on the manner of sale (broker transactions etc);
  held the securities for the requisite hold period; and,

Non-affiliates my sell without the foregoing restrictions after holding the securities for two years from the date of acquisition.

If the maximum number of shares were sold, in this offering, each of the current Newport could each sell up to 113,750 shares every three months under Rule 144.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

Currently the shares of Newport are not listed or quoted for trading. Our stock is does not meet the listing requirements of any US exchange and we do not expect it to meet such requirements in the near future, if ever. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market-maker concerning the participation of such market-maker in creating an after-market for our common stock on the Pink Sheets or the OTC Bulletin Board. There is no guarantee that our shares will be listed or quoted in the future. Or if our shares were quoted, that a trading market would ever develop or, if such a market does develop, that it would continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the shares at or above the offering price.

Your Vote as a Stockholder will be Insignificant as Mr. Johnston will Continue to Control Newport After this Offering.

Mr. Alex Johnston will own 7,025,000 shares of Newport yet to be issued and will control approximately 62% of the outstanding shares of Newport after this offering. As a result, he will be able to decide who will be our directors and control our operations and direction.

We Will Need to Obtain Additional Funding in the Future and May Be Unable to Obtain Such Funding on Satisfactory Terms, Which Will Dilute You as a Stockholder and May Impose Burdensome Financial Restrictions on Our Business.

Future events, including the problems, delays, expenses and other difficulties frequently encountered by start-up companies may lead to cost increases that could make the net proceeds of this offering insufficient to fund our proposed operations. Newport may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. The inability of Newport to raise additional equity capital or borrow funds required to effect its exploration plan, may have a material adverse effect on Newport's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing business. Some types of equity financing may be highly dilutive to our stockholders' interest in our assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility.

Newport did not have a bank account set up in its name during its initial stage of formation. Instead Newport used the bank account of a company associated with Mr. Derek Bartlett's son for the purpose of paying and receiving funds.

Newport did not have initially set up a bank account in Canada. A bank account was not established in Canada under the name "Newport Gold" as this name was already registered in Canada. Most of Newport's expenses to date have been in Canada as Newport's property is located in British Columbia, Canada. Therefore, Newport used the account belonging to a company controlled by Mr. Derek Bartlett's son for receiving and paying funds on behalf of Newport. This company acted as a trustee for Newport's funds. This company's bank account has been audited. If this company refuses to co-operate in providing information to Newport in the future for audit and other purposes, Newport's financial position may be compromised. Newport has since incorporated an Ontario numbered company and has opened a bank account under the name of this company. Newport may choose to re-domicile this company to British Columbia in the future.

Messrs. Derek Bartlett, John Arnold, Donald Kohls and Tyler Bartlett are each involved with several other mining exploration companies, therefore, conflicts of interest between Newport and one of these other companies may arise from time to time.

Mr. Khols is on the board of one other mining company and his involvement with that company is very minor. Mr. Arnold is on the board of three other mining companies and will be devoting 40% of his time to Newport. Mr. Derek Bartlett is currently on the board of seven other mining companies and will be devoting 60% of his time to Newport. In the future, if we decide to acquire a mining property, which is also sought by one of the companies which Messrs. Donald Kohl, John Arnold or Derek Bartlett are a director or an officer, a direct conflict of interest could result.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Such factors include, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this prospectus. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

USE OF PROCEEDS

Our offering is being made on a best efforts - no minimum basis. The net proceeds to us after deducting offering expenses of $37,800 will be $262,200 if all of the shares are sold. The first $37,800 raised will be used for offering expenses. We will use the proceeds as follows:

Amount Raised
Allocation	25% $ 75,000	50% $ 150,000	75% $ 225,000	100% $ 300,000
Offering Expenses:
SEC Registration Fee[1]:	$32	$32	$32	$32
Printing Expenses:	$200	$200	$200	$200
Accounting Fees and Expenses:	$6,268	$6,268	$6,268	$6,268
Legal Fees and Expenses:	$30,000	$30,000	$30,000	$30,000
Blue Sky Fees/Expenses:	$200	$200	$200	$200
Transfer Agent Fees:	$1,000	$1,000	$1,000	$1,000
Miscellaneous Expenses:	$100	$100	$100	$100
Exploration[2]:
Phase I: Data compilation: $ 8,000 Prospecting & rock sampling: $16,000 Geological mapping: $11,000 Prelim. Geophysical survey: $11,000	$37,200	$46,000	$46,000	$46,000
Phase II: Prelim. Geophysical survey: $46,000 Trenching etc.: $23,000 Diamond drilling: $77,000	$0	$50,000	112,500	146,000
Net Smelter Return Royalties[3]	$0	$8,042	$8,042	$8,042
Partial Repayment of Derek Bartlett Loan[4]	$0	$0	$0	$40,000
Working Capital:	$0	$8,158	$20,658	$22,158

Notes:

(1)	SEC registration fee is $32.
(2)	We will spend approximately $46,000 on Phase I, and $146,000 on Phase II of our exploration program.
(3)	Newport is required to pay John Carson US$ 8,042 (CDN $10,000) annually as a prepayment on any future net smelter returns ("NSR") on the mineral claims up to a US$ 201,147 (CDN$250,000) cap on the NSR payments due. NSR is defined as the net proceeds realized from the sale to a bona fide purchaser in an arm's length transaction of minerals recovered from ore mined from the claims. The net proceeds is determined by deducting from the dollar value paid for the recovered minerals, the cost of smelting and refining the ore/or concentrates thereof, marketing and insurance charges, and transportation costs, including the costs of transporting the ore and /or concentrates thereof to the milling facilities and to the smelter or refinery. See particulars in "Our Business" page 16.
(4)	None of the proceeds of this offering will be used, directly or indirectly, for the benefit of our directors or officers unless we raise the maximum amount. If we raise the maximum amount we will reimburse Mr. Derek Bartlett, for $40,000 of the $90,470 he has advanced to us by way of an unsecured loan which is without interest or stated terms of repayment and is unsecured. See "Certain Relationships and Related Transactions" for details.

We have allocated a wide range of money for exploration. That is because we do not know how much will ultimately be needed for exploration. We believe that the required exploration work will cost up to $192,000 and take approximately two years to complete as we cannot work on the property between November and May of each year. If we are successful in immediately finding exploitable minerals, we will commence technical and economic feasibility studies to determine if we have any significant reserves. In order to commence technical and economic studies to evaluate any mineralized material found on the claims, we may have to obtain additional funding. If gold is found on the property, costs of exploring will then cease. On the other hand, if we do not immediately find exploitable minerals, we will continue to explore for gold on the property. If we have to continue to explore for gold, the costs of exploration will increase.

Working capital includes the cost of our office operations.

Our offering expenses are comprised of a Securities and Exchange Commission filing fee, legal and accounting expenses, printing and transfer agent fees, and state securities registration fees. Our directors and officers will not receive any compensation for their efforts in selling our shares. While we currently intend to use the proceeds of this offering substantially in the manner set forth above, we reserve the right to reassess and reassign the use if, in the judgment of our board of directors, changes are necessary or advisable. At a minimum, we will complete Phase I of our proposed exploration program. Circumstances under which we would cease to continue with our exploration program are as follows:

  The geological report does not recommend further exploration of our claim after completing Phase I of our exploration program, and the board of directors agree with its analysis;
  The results and or geological report prepared after Phase II of our exploration program are unfavourable; or
  If unforseen cost over runs in the exploration program require us to either cut or raise additional funds in order to complete the activities proposed in our exploration program.

If our Burnt Basin Property does not show promise in Phase I or Phase II as evidenced by results of our exploration activities in the preceding phase, we may chose to spend the exploration funds received on new properties we may acquire in the future. It is our intent to search for gold on the Burnt Basin Property or other gold properties with promising values which do show promise. We do not intend to seek out and acquire other properties until we have finished conducting our initial exploration work on our Burnt Basin Property. At present, no material changes are contemplated.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares. Among the factors we considered in determining the offering price were:

  Our lack of an operating history,
  The proceeds we want to raise in this offering,
  The amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing stockholders, and
  Our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.10 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net tangible book value prior to the offering as of March 31, 2005 is negative ($192,398) or approximately ($0.02) per common share. Prior to selling any shares in this offering, we had 8,375,000 shares of common stock committed, which were purchased by the founding shareholders, the Burnt Basin property owners and twelve investors for $115,650. We are now offering up to 3,000,000 shares at $0.10 per share.

Without taking into account any further adjustments in net tangible book value other than to give effect to the sale of the 3,000,000 shares of common stock offered in this prospectus (after deduction of offering expenses) the pro forma net tangible book value of the Company at March 31, 2005 , would have been $69,802 or $0.01 per share of the common stock of the Company representing an increase in net tangible book value to existing shareholders of $0.03 per share and a dilution of 90% to new investors.

Dilution Table

The following table compares the differences of your investment in our shares with the investment of our existing stockholders assuming different percentages of this offering is sold.

	100% Sold	75% Sold	50% Sold	25% Sold
Public offering price per share:	$0.10	$0.10	$0.10	$0.10
Net tangible book value, per share, before offering (1):	($0.02)	($0.02)	($0.02)	($0.02)
Pro forma net tangible book value per share after offering (2):	$0.01	$0.00	($0.01)	($0.01)
Increase per share attributable to new investors:	$0.03	$0.02	$0.01	$0.01
Amount of dilution per share to new investors(3):	$0.09	$0.10	$0.11	$0.11
Dilution per share to new investors in percentage terms(3):	90%	100%	110%	110%

Note:

(1)	"Net tangible book value per share" is determined by dividing the number of shares of common stock outstanding into the net tangible book value of Newport (tangible assets less total liabilities).
(2)	Since there can be no assurances as to how many, if any shares will be sold, the pro forma net tangible book value per share may vary from that set forth above, after the offering.
(3)	"Dilution" means the difference between the public offering price per share and the net tangible book value per share of common stock after giving effect to the offering.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

Offering Being Made by Newport

Newport is offering up to 3,000,000 shares to the public, at a price of $0.10 per share. The offering price was arbitrarily determined by management. The offering is not subject to a minimum subscription level.

Newport will review all subscriptions immediately on receipt to confirm the suitability of the investor. In order to sell securities to an investor, Newport must have either registered the offering and securities with securities regulator where that investor resides or be able to rely on an exemption from registration in that jurisdiction prior to offering or selling its securities to that investor. The suitability of an investor relates directly to where that investor resides and whether or not the prospectus has been qualified in that jurisdiction or the sale can be made on reliance of an available exemption from the registration requirements in the state, province, or country where the investor resides, under the applicable securities law, for the securities being offered in this prospectus. If the investor is suitable and the subscription is not rejected by Newport or its legal counsel, the subscription will be accepted and the check for the purchase price will be deposited. If, for any reason, an investor is determined to be not suitable or if the subscription is rejected for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction. We have the right to completely or partially accept or reject any subscription for shares offered in this offering, for any reason or for no reason.

No Escrow of Proceeds

There will be no escrow of any of the proceeds of this offering. Accordingly, we will have use of all funds raised as soon as we accept a subscription and funds have cleared. These funds shall be non-refundable to subscribers except as may be required by applicable law.

No Broker Is Being Utilized in this Offering

As of the date of this Prospectus, no broker has been retained by us for the sale of the shares. All sales will be made by personal contact by our directors and officers. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by our directors and officers Messrs. Derek Bartlett and John Arnold or introduced to Messrs. Derek Bartlett and John Arnold and personally contacted by them. Although Messrs. Derek Bartlett and John Arnold are each an associated person of Newport as that term is defined in Rule 3a4-1 under the Securities Exchange Act of 1934 they are deemed not to be brokers for the following reasons:

  they are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of their participation in the sale of our securities.
  they will not be compensated for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.
  they are each not an "associated person" of a broker or dealers at the time of their participation in the sale of our securities.
  they intend to be actively involved in the business of Newport after the closing of this offering and intend primarily to perform at the end of the offering, substantial duties for or on behalf of Newport otherwise than in connection with transactions in securities.
  they are not nor have been a broker or dealer, or an associated person of a broker or dealer. And, they have not been involved in selling and offering of securities for Newport or any other issuer within the last 12 months, nor will they be involved in selling or offering securities in the next 12 months, with exception of the sale of securities of Newport under this prospectus.

Procedures for Prospective Investors

You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the expiration date, to us. The subscription price of $0.10 per share must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to our order.

You should make your check payable to "Newport Gold, Inc.", and return your subscription agreement to:

Newport Gold, Inc.
220 - 1495 Ridgeview Drive
Reno, Nevada 89509

If you have any questions about this offering, please call Mr. Derek Bartlett at 905-542-4990 during regular business hours (Eastern Standard Time).

Expiration Date

The offering will remain open until all shares offered in this offering are sold or until three months after the effective date of this prospectus date and may be extended for an additional 90 days, if we so choose. We may decide to cease selling efforts at any time prior to such date. If this offering is oversubscribed, we may consider whether or not you expect to hold the shares purchased in this offering long term in determining whether and to what extent we will accept your subscription. We anticipate having one or more closings of this offering whenever we receive and accept new subscriptions.

LEGAL PROCEEDINGS

Newport is not a party to any pending litigation and, to the best of its knowledge, none is threatened or anticipated.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Identification of Directors and Executive Officers

Each of our directors is elected by the stockholders for a term of one year and serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors for a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The board of directors has no nominating, audit or compensation committee.

The names, addresses, ages and positions of our present officers and directors are set forth below:

Name	Age	Positions	Date First Held
Derek Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	64	President, Chief Executive Officer, & Director	July 18, 2003
John Arnold 42 Fox Run Drive Guelph, Ontario N1H 6H9	60	Treasurer, Acting Chief Financial Officer, and Principal Accounting Officer	July 18, 2003
Donald W. Kohls 1972 South Beech Street Lakewood, Colorado 80228-3702	69	Director	July 18, 2003
Alex Johnston 1002 API World Tower, Sheikh Zayed Rd. P.O. Box 3614 Dubai, United Arab Emirates	55	Director, Promotor	July 18, 2003
Tyler Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	30	Promoter	July 18, 2003

Background of Officers and Directors

The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

Derek Bartlett, President, Chief Executive Officer, Secretary & Director. Mr. Derek Bartlett has been involved in various capacities with junior mining companies for over forty years. Mr. Derek Barrett currently serves as a director of the following mining and exploration companies listed on the TSX Venture Exchange: Blue Diamond Mining Corporation, since July 30, 2002 (BDM); Diadem Resources Ltd., since October 1993 (DIR); Kingsman Resources Inc., formerly known as Braddick Resources Ltd., since 1995 (KSM); Oromin Explorations Ltd., since February 2002 (OLE); Saville Resources Ltd., formerly known as Blue Emerald Resources Inc., since 1994 (SRE); Waseco Resources Inc., since May 1996 (YWS) and X-Cal Resources Ltd., since November 24, 2003 (XCL). Mr. Derek Bartlett also formerly served as a director of the following TSX Venture Exchange listed companies: Fresco Developments Ltd., from December 1993 to February 2002; Blue Diamond Mining Corporation, formerly known as Blue Ribbon Resources Ltd., from September 2002 to March 2003 (BDM); Hyperion Resources Corp., from May 2000 to November 2002; ); Prospex Mining Inc., from April 1997 to July 1999 (PRM), now part of Semfo Inc. (TSE: SMF); Noront Resources Ltd., from April 1993 to April 3, 2003 (NOT); VVC Exploration Corp. from September 2001 to February 2003 (VVC); A.I.S. Resources Limited, from April 1994 to October 1997(AIS). Mr. Derek Bartlett is a graduate of the University of New Brunswick (B.Sc. Geology).

John Arnold, Treasurer, Acting Chief Financial Officer, and Principal Accounting Officer. Mr. Arnold is the proprietor of John M. Arnold, CA, Management Consultant since 1976. Mr. Arnold currently serves as a director and chief financial officer of the following mining and exploration companies listed on the Toronto Stock Exchange: Queenston Mining Inc. , since 1986 (QMI); Thundermin Resources Ltd., successor to Joutel Resources Inc., since 1985 (THR); and X-Cal Resources Ltd., since 1982 (XCL). He also currently serves as a director, chairman and chief financial officer of Normiska Corporation an agricultural products company listed on the TSX Venture Exchange (NCO) since 1997. Mr. Arnold served as a director of United Tex-Sol Mines Inc. , a TSX Venture Exchange listed mining and exploration company from 1997 to June 23, 2003 when it merged with St. Andrews Goldfields Inc., a Toronto Stock Exchange mining company (SAS). Mr. Arnold is a graduate of the University of Trinity College (B.A.) and is a Chartered Accountant.

Donald Kohls, Director . Mr. Kohls has been involved in the mining industry over forty years having developed exploration projects in the U.S.A., Canada, Brazil, Bolivia, Chile, South Africa, Ireland and Arabia. As Vice President and Chief Consulting Geologist and Director for fifteen years with Goldfields Mining Corporation, Mr. Kohls was an instrumental component of founding one of the more successful exploration organizations in the world. During the twelve years he spent with New Jersey Zinc Mr. Kohls supervised projects for zinc, lead, gold, copper, silver and titanium all over the world and formed exploration companies in Brazil and South Africa. Mr Kohls is a graduate of the University of Minnesota (Ph. D. in Geology).

Alex Johnston, Promoter. Mr. Johnson is the Senior Manager of Global Private Banking for the Royal Bank Financial Group in Dubai, United Arab Emirates a position he has held since 2000. He markets value added services and international banking, investment, fund administration and trust services. He joined the Royal Bank in Dubai in 1999. From 1998 to 1999, he worked for the Equitable International Funds a European financial institution which was located in Dubai. Mr. Johnston is a graduate of Seneca College in Toronto, Ontario. Mr. Johnston does not have any formal technical training or experience in exploring for, starting, and operating a mining exploration program.

Tyler Bartlett, Promoter. Mr. Tyler Bartlett is the son of Derek Bartlett, our President and CEO. Mr. Tyler Bartlett is an independent business consultant. The services he has provided includes such things as preparing property and informational disclosure, researching various mining claims and reports of properties, day to day management activities, aiding in property negotiation, and gathering information related to company acquisitions. He has acted in this capacity for a number of public companies since March 1999, and it is in this capacity he is acting for Newport since July 2003 to present. From March 2002, to June 2002, Mr. Tyler Bartlett was an independent consultant for Normiska Corp. an agricultural industry company whose shares are quoted on the TSX Venture Exchange. He aided in property negotiations, implemented investor strategy program, and handled day to day management of company procedures for Normiska Corp. From March 1999 to June 2002, Mr. Tyler Bartlett was employed in corporate affairs by Braddick Resources Ltd., (nka Kingsman Resources Inc.) a mining exploration company whose shares are quoted on the TSX Venture Exchange. Mr. Tyler Bartlett completed three years of Business Management at Ryerson University in Toronto, ON Canada (1997).

Significant Employees

Newport has no employees who are not executive officers, but who are expected to make a significant contribution to our business. We intend to hire independent geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

All of the members of our board of directors have extensive experience in the metal exploration and mining industry. Newport is in the start phase and therefore the time requirements to date on the members of our board of directors have been minimal. We expect these time requirements going forward will increase but none of our directors or officers will spend 100% of his time on the business of Newport. Mr. Tyler Bartlett to date has spent and will continue to spend at least 20% of his time on the affairs of Newport. He has visited the property Newport has optioned, negotiated the option agreement, arranged for a geological report on the property and organized Newport's initial seed financing and this prospectus offering.

Involvement in Certain Legal Proceedings

During the past five years, none of our directors or officers have been:

  a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;
  convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

Mr. Derek Bartlett, our President, CEO, Secretary and director, and Tyler Bartlett are father and son, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 5 , 2005 regarding the beneficial ownership of our common stock to be issued by (i) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (ii) by each of our directors and executive officers and (iii) by all of our executive officers and directors as a group. The table also reflects what their ownership will be assuming completion of the sale of all shares in this offering. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class Before Offering/After Offering (2)
Derek Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	50,000 (Restricted securities as defined in the Securities Act of 1933)	0.006%/ 0.004%
John Arnold 42 Fox Run Drive Guelph, Ontario N1H 6H9	25,000 (Restricted securities as defined in the Securities Act of 1933)	0.003%/ 0.002%
Donald W. Kohls 1972 South Beech Street Lakewood, Colorado 80228-3702	25,000 (Restricted securities as defined in the Securities Act of 1933)	0.003%/ 0.002%
Alex Johnston 1002 API World Tower, Sheikh Zayed Rd. P.O. Box 3614 Dubai, United Arab Emirates	7,025,000 (Restricted securities as defined in the Securities Act of 1933)	83.88%/ 61.76%
Tyler Bartlett 1 - 336 Queen Street, South Mississauga, Ontario L5H 1M2	0	0%/0%
All officers and directors as a group (4 persons).	7,125,000 (Restricted securities as defined in the Securities Act of 1933)	85.07%/62.64%

Notes:
(1)	Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
(2)	Assuming all 3,000,000 shares are sold.
(3)	Messrs. Derek Bartlett, John Arnold, Donald Kohls, Alex Johnston, and Tyler Bartlett do not intend to purchase any shares under this offering.

Future Sales by Existing Stockholders

After this offering, we will have outstanding 11,375,000 shares of common stock. This includes the 3,000,000 we are selling in this offering, which may be resold in the public market immediately. Ninety days after the effective date of this prospectus the remaining 74%, or 8,375,000 shares, of our total outstanding shares will become available for resale in the public market pursuant to Rule 144 of the Securities Act of 1933. Under Rule stockholders of 144, shares can be publicly sold, subject to:

  adequate information being available (ie. must be registered for a minimum of 90 days under either the Securities Act of 1933 or Exchange Act of 1934 or if not registered Rule 15c211 disclosure must be available);
  volume restrictions (ie. a stockholder can sell up to 1% of total outstanding shares every three months);

  restrictions on the manner of sale (broker transactions etc);
  held the securities for the requisite hold period; and,

Non-affiliates my sell without the foregoing restrictions after holding the securities for two years from the date of acquisition.

If the maximum number of shares were sold, in this offering, each of the current Newport could each sell up to 113,750 shares every three months under Rule 144.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

Currently the shares of Newport are not listed or quoted for trading. Our stock is does not meet the listing requirements of any US exchange and we do not expect it to meet such requirements in the near future, if ever. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market-maker concerning the participation of such market-maker in creating an after-market for our common stock on the Pink Sheets or the OTC Bulletin Board. There is no guarantee that our shares will be listed or quoted in the future. Or if our shares were quoted, that a trading market would ever develop or, if such a market does develop, that it would continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the shares at or above the offering price.

Changes in Control

There are no present arrangements or pledges of Newport's securities which may result in a change in control of Newport.

DESCRIPTION OF SECURITIES

Common Stock

Newport is authorized to issue 100,000,000 shares of common stock, with par value of $0.001 per share. Newport has no other classes of stock. As of May 5, 2005, Newport had not issued any shares but is committed to issue 8,375,000 shares of common stock. These shares will be issued as soon as Newport has obtained a CUSIP number and this prospectus has been registered. Management of the company wants to issue all shares at once. There are no other commitments or contingencies regarding the issuance of these shares. All shares of the common stock are equal to each other with respect to voting, and dividend rights, and are equal to each other with respect to liquidation rights.

Special meetings of the shareholders may be called by the President or Board of Directors of Newport, or on the request of holders of at least ten percent of the outstanding voting shares. Holders of shares of the common stock are entitled to one vote at any meeting of the shareholders for each share of the common stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a quorum consists of one-third of the outstanding shares of the common stock of Newport entitled to vote, represented in person or by proxy. A vote of the majority of the shares of the common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of the common stock outstanding.

There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. It should be noted that the bylaws may be amended by the Board of Directors without notice to the shareholders.

Non-Cumulative Voting. The shares of the common stock of Newport do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Dividends. The payment of dividends by Newport, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, on its earnings, its capital requirements and its financial condition, as well as other relevant factors. Newport has not paid a cash or stock dividend and does not anticipate paying any cash or stock dividends in the foreseeable future. (See Risk Factors).

Transfer Agent

Newport has appointed Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada 89501 as transfer agent for our shares of the common stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-1 was hired on a contingent basis or will receive a direct or indirect interest in Newport.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Newport's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Newport's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Newport or is or was serving at the request of Newport as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

BUSINESS

Business Development

We were incorporated on July 16, 2003 in the State of Nevada. We have one subsidiary company, 2038052 Ontario Inc., which is an Ontario incorporated company.

We have not had any bankruptcy, receivership or similar proceeding since incorporation.

There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property other than the option to nine mineral claims consisting of 47 units located in British Columbia, Canada (the "Burnt Basin mineral claims").

Our Business

We are a start-up, pre-exploration-stage company, and have not yet generated or realized any revenues from our business operations. We are not a blank check company. We have no intentions of merging with any other company or allowing ourselves to be acquired by another company, or to act as a blank check company as that term is defined under Rule 419 of Regulation C under the rules of the Securities Act of 1933. We must raise cash in order to implement our plan and stay in business.

On July 18, 2003, Newport entered into an option agreement with Steve Baran to acquire nine minerals claim consisting of 47 units in British Columbia, Canada known as the Burnt Basin mineral claims numbers 393542, 393541, 393681 to 393687. The Burnt Basin Property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran, dated July 29, 2002. Subject to that agreement, Mr. Carson is to receive US $8,042 (CDN $10,000) each September as an advance net smelter return royalty and has received US $8,045 (foreign exchange rate of CDN $10,000 at time of payment) to date. The payment to Mr. Carson was put on hold until exploration commences on the property. This agreement is by way of a one page document. Mr. Baran has been paid US$13,678 (CDN $17,000) and will receive no further payments from Newport other than any Net Smelter Return royalties that may be required to issued to Mr Baran in the future. This payment is not a finder's fee. It is payment for optioning Mr. Baran's rights to the Burnt Basin mineral claims to Newport. Under the option agreement with Mr. Baran, Newport has also agreed to issue Mr. Carson (100,000) shares of Newport's common stock and Mr. Baran (125,000) shares of Newport's common stock. These shares have not yet been issued. Newport will issue these shares once it has acquired a CUSIP number and this prospectus has been registered. Newport is delaying the issue of any securities in order to save costs at this time.

Under the terms of Newport's option agreement, Newport can acquire a 100% undivided interest in the property, subject to two separate Net Smelter Return ("NSR") royalties (totaling 2%), and cash and share payments totaling US $13,678 (CDN $17,000) and 225,000 shares. Other than the pre-paid NSR royalties discussed below, NSR royalties are only paid if and when a viable mining operation is established. Newport must also incur exploration expenses totaling US $201,142 (CDN $250,000) over a 3 year period. The first NSR royalty consists of a 1% NSR, payable to John Carson, which obligation to pay has been capped at US $201,142 (CDN $250,000) under the contract between the parties. Newport has agreed to make an annual payment of US $8,042 (CDN $10,000), as prepaid, NSR royalties, beginning in September of 2003. A further 1% NSR is payable to Steve Baran. The prepaid portion of the NSR royalties will not be returned if no viable mining operation is established. Newport can elect to acquire one half (1/2) of the 1% NSR to Steve Baran for the sum of US $402,294 (CDN $500,000). Newport would only acquire this interest if it looked like it would be more advantageous financially for Newport to purchase the NSR royalty interest Mr. Baran holds than to continue to make this NSR if a viable mine is established. Newport is under no obligation to acquire one half (1/2) of the 1% NSR royalty interest Mr. Baran holds.

Newport has made all payments required under the contract other than any NRS royalty payments that may be due now or in the future under the contract and the expenditure of $201,142 in exploration expenses. Once Newport has expended the requisite $201,142 in exploration expenses on the property it can record the warranty deed and obtain a 100% undivided interest in the mineral claims,. Newport is not required to make any royalty payments prior to it obtaining a 100% interest in the mineral claims. Newport will need to re-domesticate its existing Canadian subsidiary to BC or incorporate a BC subsidiary company before it can register this interest.

Prior to entering into this agreement, Newport and its affiliates did not have an affiliation or relationship with Messrs. Carson or Baran. The parties were arms' length to one another. Mr. Baran paid Mr. Carson $8,042 ($10,000 CDN) for the claims.

Net smelter returns as defined in the option agreement between the parties is the net proceeds realized from the sale to a bona fide purchaser in an arm's length transaction of minerals recovered from ore mined from the claims. The net proceeds is determined by deducting from the dollar value paid for the recovered minerals, the cost of smelting and refining the ore/or concentrates thereof, marketing and insurance charges, and transportation costs, including the costs of transporting the ore and /or concentrates thereof to the milling facilities and to the smelter or refinery.

The Burnt Basin mineral claims are located twenty-five kilometres North East of the City of Grand Forks in the Province of British Columbia. The Burnt Basin mineral claims consists of forty seven units, each unit consists of approximately 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. A warranty deed is once executed as required by law has the effect of a conveyance in fee simple to the grantee, his heirs and assigns, of the subject property (in this case mineral claims), together with all the related rights and privileges. It also contains a series of covenants from the grantor, that he is lawfully owner of the property; that he has the right to sell and assign the property and underlying rights and privileges free from all encumbrances; and that the grantor, will forever warrant and defend the title of the property for the benefit of the grantee, against all lawful claims whatsoever. An unrecorded warranty deed is a warranty deed which has not been registered with a government office.

To date we have not performed any work on our property. We are presently in the pre-exploration stage and there is no assurance that a commercially viable mineral deposit exists in our property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. We intend to try to develop any mineral deposits we find ourselves, if any, or enter into a joint venture with another mining company with more experience at that stage of operation.

Competitive Factors

The mining industry, in general, is intensely competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Newport not receiving an adequate return on invested capital.

Regulations

Our mineral exploration program is subject to the Mineral Tenure Act (British Columbia) and Regulations. This act sets forth rules for:
  locating claims,
  posting claims,
  working claims, and
  reporting work performed.

The Mineral Tenure Act (British Columbia) and Regulations also govern the work requirements for a claim including the minimum annual work requirements necessary to maintain a claim. The holder of a mineral claim must perform exploration and development work on the claim of $100 per unit in each of the first three years and $200 per unit in the fourth and subsequent years. We have nine claims totaling forty seven units. This means the Company is required to perform a minimum of $4,700 for each of the first three years and $14,400 for the fourth and subsequent years.

We are also subject to the British Columbia Mineral Exploration Code (the "Code") that tells us how and where we can explore for minerals. We must comply with these laws to operate our business. The purpose of the Code is to assist persons who wish to explore for minerals in British Columbia to understand the process whereby exploration activities are permitted and regulated. The Code establishes Province-wide standards for mineral exploration and development activities. The Code also manages and administers exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The Code does not apply to certain exploration work we will be conducting. Specifically, work that does not involve mechanical disturbance of the surface including:
  prospecting using hand-held tools,
  geological and geochemical surveying,
  airborne geophysical surveying,
  hand-trenching without the use of explosives, and
  the establishment of gridlines that do not require the felling of trees.

Subject to the results of Phase I, exploration activities that we may carry out in subsequent phases which are subject to the provisions of the Code are as follows:
  drilling, trenching and excavating using machinery, and
  disturbance of the ground by mechanical means (blasting).

Prior to proceeding with any exploration work subject to the Code we must apply for a notice of work permit. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. The notice is submitted to the regional office of the Mines Branch, Energy Division. We have not applied for this permit yet. We intend to do so, once we have secured the required funding to carry out the proposed program. We must raise a minimum of $50,000 before we will commence Phase I of our exploration program. The first $37,800 we raise in this offering will be used to cover the cost of this offering. Once applied for, this work permit is usually received within 60 days of the application date as it is granted as a matter of right.

 Newport has commissioned and obtained a technical report by Linda Caron, M.Sc., P.Eng., dated July 28, 2003 to provide and up to date summary of previous exploration work on the property and to make recommendations for further exploration work.

The exploration permit that may be required for activities in phases subsequent to Phase I is the only permit or license we will need to explore for minerals on our property.  It will take approximately two weeks to obtain the exploration permit. The permit is free and is usually granted as a matter of right, when applied for.

Environmental Laws

We will also have to sustain the cost of reclamation and environmental remediation for all work undertaken which causes sufficient surface disturbance to necessitate reclamation work. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to a natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused, i.e. refilling trenches after sampling or cleaning up fuel spills. Our Phase I and II programs do not require any reclamation or remediation other than minor clean up and removal of supplies because of minimal disturbance to the ground. The amount of these costs is not known at this time as we do not know the extent of the exploration program we will undertake, beyond completion of the recommended two phases described above. Because there is presently no information on the size, tenure, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on our earnings or competitive position in the event a potentially economic deposit is discovered.

Employees and Employment Agreements

At present, we have no employees, other than our officers Messrs. Derek Bartlett and John Arnold, and our directors, who are not compensated for their services. Messrs. Derek Bartlett and John Arnold do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

We intend to hire independent geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into any negotiations or contracts with any of them. We do not intend to initiate negotiations or hire anyone until we receive proceeds from our offering.

Independent Geologists Employed by Newport

Although numerous geologists and other persons known to have knowledge of available mineral properties were contacted and properties discussed in detail (page 29), only one geologist was employed to conduct field investigations and complete a comprehensive report on the Burnt Basin Property. Linda Caron MSc.P.ENG completed the above in July of 2003. Ms. Caron is an independent geologist and would not be considered a true employee of Newport..

Reports to Securities Holders

As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Securities Exchange Act of 1934 will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports and other documents filed with the Commission may also be available electronically on the World Wide Web at http://www.sec.gov.

We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

After we complete this offering, we will not be required to furnish you with an annual report. Further we will not voluntarily send you an annual report.

PLAN OF OPERATION

Forward Looking Information

This section of the prospectus includes a number of forward- looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our Proposed Plan of Operation

We are a start-up, pre-exploration stage company and have not yet generated or realized any revenues from our business operations. The Burnt Basin mineral claims are without known economic mineralization and our proposed program is exploratory in nature. We must conduct exploration to determine what amount of minerals, if any, exist on the property and if any minerals which are found can be economically extracted and profitably processed. Specifically, we intend to explore for gold on the Burnt Basin mineral claims.

If we raise the maximum amount of this offering prior to June , 2005, we will begin Phase I in July, 2005 and complete Phase I at the end of September, 2005 . Phase I would take approximately two to three months to complete and cost $46,000. We would then start Phase II at the beginning of October, 2005 and complete Phase II at the end of August, 2006 . Phase II would take approximately six months and would cost $146,000. We cannot work from December to May because of bad weather conditions. If we complete this offering, we will not need any more funding for Phases I and II. If we do not complete the offering, then we will have to raise more money through private placements, public offerings or by bringing in other partners. The money we raise from this offering will determine how long we can satisfy our cash requirements. If we do not raise enough funds, Newport will have to raise additional funds within the next 12 months or go out of business.

If the results of Phase I are not successful,  as determined by conclusions of an independent geologist whom we intend to hire, and we choose not to continue Phase II, we will seek to acquire other claims for exploration as we are an exploration company. We may also chose to seek out and acquire other claims as we explore the Burnt Basin Property in the normal course of business as a mining and exploration company. We will not acquire claims from related parties. While we currently intend to use the proceeds of this offering substantially in the manner set forth below, we reserve the right to reassess and reassign the use if, in the judgment of our board of directors, changes are necessary or advisable. Specifically, we may choose to invest exploration funds received on new properties we may acquire in the future particularly if our Burnt Basin Property does not show promise in our initial exploration activities. In particular, we will search for other gold properties with promising values on surface or previous drill cores. We do not intend to seek out and acquire other properties until we have finished conducting our feasibility surveys and other exploration work on our Burnt Basin Property.

We need to raise the maximum amount of this offering or we may not be able to continue for the next 12 months unless we obtain additional capital to pay our bills. We have not generated any revenues and no revenues are anticipated unless and until gold is discovered on the property in which we have an interest. Accordingly, we would need to raise cash from other sources than the sale of the gold. We will be conducting research in connection with the exploration of the property on which we own mining interests. We are not going to buy or sell any plant or significant equipment. We do not expect a change in the number of our employees.

We intend to implement an exploration program and intend to proceed in the following two phases all of which will be supervised by Mr. Derek Bartlett, our President and by an independent geologist and other contractors hired by him on our behalf. We will not hire anyone to start exploration until we receive funds from this offering to start exploring for minerals on the Burnt Basin mineral claims.

Phase I. Phase I will begin with a detailed compilation of previous exploration results on the Burnt Basin Property along with review of the available geologic literature, personal interviews with geologists, and others familiar with the prospect area where the Burnt Basin mineral claims is located.

When the compilation review is completed, our initial work will be augmented with prospecting, rock sampling and geologic mapping of the Burnt Basin mineral claims. We will examine surface outcrops of rock and the topography of the property to assist in the geologic mapping.

We will also conduct geochemical testing during Phase I. Rock samples will be taken from the property and taken to a lab where a determination of the elemental make up of the sample and the exact concentrations of mineral composition will be made. We will then compare the relative concentrations of mineral samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance and determine whether or not the claims have any gold mineralization, its current economic potential and whether further exploration is warranted. On areas of the property with no rock outcrops, we will do soil survey grids. Soil samples will be collected at approximately 200-300 foot intervals and analyzed in a lab in a similar fashion to that described above.

Phase I will take about two to three months and cost up to $46,000.

Phase II. Subject to the results of the report provided by the results obtained in Phase I, we will continue to Phase II. Phase II will consist of further collection of rock and soil samples at additional sites, which may be measured from a reference location, for analysis in a lab to determine the exact concentration of mineral composition. We expect to dig trenches through the soil to expose rocks for the purpose of sampling and to identify the continuity and extent of mineralization, if any, below the surface. We anticipate that we will rely primarily on more extensive trenching during Phase II to identify the extent of mineralization. We will also conduct diamond drilling if warranted. Approximately 500 meters of excavator trenching and 1,000 metres of diamond drilling is proposed for Phase II.

Phase II will take approximately six months and cost up to $146,000.

If the geologist's report based on the laboratory analysis advises that the results of each Phase is not successful, we will explore other mineral properties.

We intend to try to develop any mineralization ourselves or enter into a joint venture with another mining company with more experience at that stage of operation. Each phase of exploration will be conducted by a qualified independent geologist with reasonable experience in exploration of gold, silver, lead, and zinc mineral properties. The exploration will be supervised by Mr. Derek Bartlett, our President. Mr. Derek Bartlett has had extensive experience with mining companies spanning over twenty or more years.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Capital Requirements of Our Proposed Exploration Program

For all two phases of our proposed exploration program identified, we anticipate the capital costs to be approximately $192,000. This amount will include all costs in respect of the equipment we will need during each phase (including rental of a backhoe and a drill, as well as the purchase of hand tools and explosives); the services of a professional independent geologist who will be responsible for geologic mapping, rock sampling, and supervision; the services of field workers who will be responsible for general labor, including trenching, soil sampling and site maintenance; food and camp supplies; and analysis of samples, including shipping of samples to laboratory and testing analysis.

Need for Additional Capital

If we are successful in selling the 3,000,000 shares of common stock offered under this prospectus, management believes we will have sufficient capital to complete the two exploration phases proposed for the Burnt Basin mineral claims. We will assess whether to proceed with Phase II of the exploration program upon completion of Phase I and an evaluation of the results of the Phase I program, based on our independent geologist's report .

If our exploration activities are successful we plan to either further develop the Burnt Basin mineral claims on our own or enter into a joint venture with another mining company with more experience at that stage of operation. We will need a considerable amount of additional capital if we are to proceed to further development of the Burnt Basin mineral claims.

If we are unable to sell more than 720,000 shares of the planned offering we will only have sufficient capital available to fund the Phase I exploration program and we would have to search for additional financing at that time or suspend operations.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Off-Balance Sheet Arrangement

As of April 30 , 2005, we have had no off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

Mining Properties - General

On July 18, 2003, Newport entered into an option agreement with Steve Baran to acquire nine minerals claim consisting of 47 units in British Columbia, Canada known as the Burnt Basin mineral claims numbers 393542, 393541, 393681 to 393687. This option agreement is not recorded in the BC Mining Office. The Burnt Basin Property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran, dated July 29, 2002. Under the terms of Newport's option agreement, Newport can acquire a 100% undivided interest in the property, subject to two separate Net Smelter Return (NSR) royalties (totaling 2%), in consideration for cash and share payments totaling US $13,678 (CDN$ 17,000) and 225,000 shares. Newport must also incur exploration expenses totaling US $201,142 (CDN$ 250,000) over a 3 year period. The first NSR royalty consists of a 1% NSR payable to John Carson capped at US $201,142 (CDN $250,000), that will be provided by making annual US $8,042 (CDN

$10,000) prepaid NSR payments beginning in September of 2003. A further 1% NSR is payable to Steve Baran, of which Newport can acquire one half of the 1% NSR to Steve Baran for the sum of US $402,294 (CDN$500,000).

A mining claim is generally described to be that portion of the public mineral lands which a miner, for mining purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. In British Columbia, a "two-post mining claim" (where two opposite corners of the boundaries of the claim are physically marked with a survey type post marked for reference as opposed to simply having an initial single post) is a square plot of land 500 meters by 500 meters. The Burnt Basin mineral claims consists of forty-seven units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres).

To date we have not performed any work on the Burnt Basin mineral claims and have spent no monies on exploration activities. Newport has instead commissioned and obtained a technical report dated July 28, 2003, to provide an up to date summary of previous exploration on the property and to make recommendations for further work.

Legal Status of Burnt Basin Mineral Claims.

The Burnt Basin mineral claims was originally staked in 2002 by John Carson. Mr. Carson owns the mineral claims and optioned these claims to Mr. Baran on July 29, 2002, which was subsequently optioned to Newport on July 18, 2003. Newport through an option agreement holds the mining rights to the Burnt Basin mineral claims which thereby giving it or its designated agent, the rights to mine and recover all of the minerals contained within the surface boundaries of the claim continued vertically downward.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Burnt Basin mineral claims, that is the province of British Columbia.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of Crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Burnt Basin mineral claims is one such acquisition. Accordingly, fee simple title to the Burnt Basin mineral claims resides with the Crown. The Burnt Basin mineral claims is a mining lease issued pursuant to the British Columbia Mineral Act to Mr. Derek Bartlett. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The Burnt Basin mineral claims is unencumbered and there are no competitive conditions which affect the Burnt Basin mineral claims. Further, there is no insurance covering the Burnt Basin mineral claims. We believe that no insurance is necessary since the Burnt Basin mineral claims is unimproved and contains no buildings or improvements.

Claim Status

The name, tenure number, date of recording and expiration date of the Burnt Basin mineral claims is as follows:

Claim Name	Tenure Number	Units	Expiry Date
Molly Gibson	393541	20	June 30, 2005
Motherlode	393542	20	June 30, 2005
Lode #1	395681	1	June 30, 2005
Lode #2	395682	1	June 30, 2005
Lode #3	395683	1	June 30, 2005
Lode #4	395684	1	June 30, 2005
Lode #5	395685	1	June 30, 2005
Lode #6	395686	1	June 30, 2005
Lode #7	395687	1	June 30, 2005

The Burnt Basin mineral claims consists of forty-seven units, each unit consists of 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres) or an aggregate total of approximately 1,175 hectres, title to which is held by an unrecorded warranty deed. The Burnt Basin mineral claims was selected for acquisition due to its cost, previously recorded surrounding exploration, development and extraction work and because the Burnt Basin mineral claims is not located in an environmentally sensitive region. The Burnt Basin property is not a raw, grass-roots type property; rather there has been considerable previous exploration on the property. This exploration work indicated the potential for discovery of gold mineralization. The terms of the option were considered to be reasonable, given the extent of this previous work and the potential for mineralization on the claims. The property is situated in an area designated by the Province of British Columbia as 'open' for mineral exploration and as such is not deemed to be environmentally sensitive, or a 'Special Management Zone'. Therefore, there are no special, additional conditions imposed on exploration and development on the property.

Information regarding the Burnt Basin mineral claims can be determined by reviewing the British Columbia government website located at http://www.gov.bc.ca/em. This website contains a detailed description of the rock formation and mineralization of all staked lands in British Columbia. Please note, that the content of this British Columbia government website does not form part of this prospectus. The information can be viewed by clicking on "The Map Place", then, after downloading "Autodesk Mapguide", by clicking on "Available Maps" and then "Mineral Titles Map". You can then enter in claim tenure number in the "Zoom GoTo" search window to view the area of the Burnt Basin mineral claims. For title information you can go back to the "Mineral Titles Map" in the lower window, under the heading "Contents", then "Database Searches", click on "Tenure Number" and enter the claim tenure number as indicated above to view the "Mineral Titles Tenure Detail". This website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in British Columbia.

To keep the Burnt Basin mineral claims in good standing, such that it does not expire on the dates indicated in the preceding, we must file work on or before June 30, 2005 or pay $100 per unit to prevent the Burnt Basin mineral claims from reverting to the Crown.

Newport is a pre-exploration stage company. There is no assurance that a commercially viable mineral deposit exists on the Burnt Basin mineral claims. Exploration will be required before Newport can make an evaluation as to the economic and legal feasibility of the Burnt Basin mineral claims.

Location and Access

The Burnt Basin mineral claims is located on the eastern flank of the Christina Range in the Monashee Mountains. Highway 3, the Southern Trans Provincial Highway, crosses the extreme southeast corner of the property. Road access to the claims is via the Paulson Detour road, which heads west from Highway 3 on the south side of the Paulson bridge and then via a steep narrow road that heads south from the Paulson Detour road about 300 meters west of the highway. Two and half kilometres along this road the slope becomes gentler and there are a number of old roads which branch off to different parts of the Burnt Basin Claims.

See map on next page.

416000E
417000E
418000E
420000E
To Trail & Castlegar
GLADSTONE PROVINCIAL PARK
5449000N
5448000N
5447000N
5446000N
5445000N
5444000N
LODE #5 395685
LODE #6 395686
LODE #7 395687
LODE #4 395684
LODE #3 395683
LODE #2 395682
LODE #1 395681
MOTHERLODE 393542
L 1753 CG
LCP
Mollie Creek
MOLLY GIBSON 393541
3
GREENWOOD MINING DISTRICT
TRAIL CREEK MINING DISTRICT
Josh Creek
McRae Creek
NEWPORT GOLD INC.
BURNT BASIN PROPERTY
To Grand Forks
ABANDONED CPR
N
NAD 83, Zone 11
NEWPORT GOLD INC.
BURNT BASIN PROPERTY
FIGURE 2
CLAIM MAP
082E.020
SCALE: 1:30,000
0 300 600 900 1200m
DRAWN BY: LJC / tjw
DATE: JULY 2020
FILENAME: BURNTBASIN-FIG2-CLAIM.DWG

Physiography

The Burnt Basin mineral claims is snow-free from May through November, allowing a five or six-month exploration season. The location of the Burnt Basin mineral claims is within 25 kilometres by road to the community of Christina Lake, which has limited services such as room, board and fuel with grocery stores. Services needed for exploration are available in Grand Forks, located 20 kilometres west of Christina Lake or alternatively in Castlegar 55 miles east of the property along Highway 3. Castlegar has a full-service airport. The closest power source is approximately 10 kilometres southwest of the claims on McRae road.

The claims are located in an area referred to as the "Burnt Basin", a bowl shaped area covering the upper Josh and Mollie Creek drainages that are situated north and west of Highway 3 and the McRae Creek Valley. Elevations range from about 900 metres at the highway in the southeast corner of the property to about 1585 metres at the Molly Gibson claim.

There is good rock exposure on the steep slopes in the southern and eastern portion of the property. Rock exposure on the remainder of the Burnt Basin Property is moderate to scarce. The property is covered with thick second growth forest with dense undergrowth. The use of GPS equipment in many areas as a result would be ineffective.

Geology of Area Where Burnt Basin Mineral Claims is Located

The general region where the Burnt Basin mineral claims are located is one that has hosted many gold deposits. It covers a sequence of rocks that were formed elsewhere and moved to their present location by crustal scale faulting, as well as some rocks formed in-place since this fault collision occurred. Despite over a hundred years of work in the area, no detailed geological compilation of the Burnt Basin Property has been done. In general, the property is underlain by a sequence of sedimentary and volcanic rocks that have been altered from their original state by the effects of temperature and pressure. These metamorphosed rocks are cut by several very large bodies of intrusive rocks.

Mineralization occurs in both the metamorphic rocks and in the intrusive rocks on the Burnt Basin Property. Quartz veins with gold occur in the intrusive rocks, and lead-zinc skarn and gold with pyrrhotite-magnetite mineralization occurs in limy horizons in the metasediments. Because this latter style of mineralization is associated with a particular geological horizon, it is important to determine the location and extent of these prospective rocks. This will be done by completing geological mapping and sampling of the property in Phase 1.

Proposed Program of Exploration

We intend to conduct initial exploration of the Burnt Basin mineral claims to determine if there are commercially exploitable mineral deposits. We anticipate a two phase exploration program to properly evaluate the potential of the Burnt Basin mineral claims. We must conduct exploration to determine what minerals, if any, exist on the Burnt Basin mineral claims and if any minerals which are found can be economically extracted and profitably processed. Our proposed program of exploration is explained in more detail in this prospectus under "Plan of Operation".

History of Previous Work

Newport engaged Linda Caron, M.Sc., P.Eng., an independent consultant geologist to prepare a technical report on the Burnt Basin Property in July of 2003. Ms. Caron has done extensive geological work in Southern BC and in particular the Greenwood - Grand Forks area since 1989. She is a member of good standing with the Association of Professional Engineers and Geoscientists of BC with professional engineer status. She completed an examination of the Burnt Basin Property on July 18, 2003 which included limited rock sampling. She also examined the property in 1989 on behalf of a different client. Ms. Caron does not have a direct or indirect interest in the Burnt Basin Property or in the securities of Newport nor is there an agreement or expectation she will receive any future such securities.

The Burnt Basin mineral claims are located in a historic gold mining district. The Central Zone (a zone of lead-zinc skarn mineralization, located I the east-central part of the Burnt Basin property, on the former Eva Bell and Halifax crown grants) on the property has been sporadically explored for silver, lead, zinc skarn mineralization because of its proximity to the Trail Smelter, which carries on the process of smelting and is operated by Teck Cominco, in Trail, British Columbia. Smelting is the process of melting ore, for the purpose of separating the pure metal from the extraneous rock. Skarn zones are up to 30 feet wide and have strike lengths of several hundred feet. Skarn zones are zones of mineralization within skarn altered rock. Skarn is a coarse-grained contact metasomatic rock, composed of silicate minerals such as garne and pyroxene, that is often associated with concentrations of metals. Skarns typically form from the intrusion of igneous rocks into limestones or lime-bearing sedimentary rocks. Production from the central zone was 5,410 tons yielding 34 ozs gold, 14,746 ozs of silver, 420,000 lbs of lead and 562,000 lbs of zinc. The geology of the Central Zone is largely intercalated argillaceous sediments and greenstones.

Only limited work has been carried out for gold on the North and South zones, which are known to host gold mineralization. Gold production from the south area, the Molly Gibson (now consisting of 20 units) was 310 tons yielding 331 ozs gold from an east-west zone of pyrrhotite-magnetite skarn. Individual assays provided results to 3 ozs per ton gold. This zone has an E.M.-V.L.F. signature, which is yet to be tested. E.M.-V.L.F. is a response to a very low frequency electromagnetic geophysical survey. This type of survey is capable of detecting shallow conductive zones in rocks, such as shear zones or zones of massive sulfide mineralization. The geology is largely limy horizons in contact with Nelson Intrusives.

The North area is also a significant gold zone with numerous quartz veins carrying economic gold values. Quartz veins within the staked area are from 2 feet to 10 feet wide and have a strike length of several hundred feet.

The Motherlode claim (now consisting of 20 units) covers numerous old crown grants including the Motherlode, Contact, Daly, Tunnel and others. On the old Motherlode C.G. select assays provided for 2 ozs per ton gold and 14 ozs per ton silver and 50 tons of unsorted ore yielded 0.229 ozs per ton. gold. In 1902, a 5 oz per ton gold assay was reported from some high-grade float on the Comart claim in north of the Burnt Basin Property. Geochemically a large untested silver-gold anomaly extends from the Motherlode C.G. to the Daly claim area, all within the current claim group. The geology of the north zone is Nelson intrusives and Coryell syenites in contact with argillaceous sediments and greenstones.

Description of Other Properties

Newport does not either own nor lease office space. At present, offices are provided at no cost to Newport by Mr. Derek Bartlett the President and Chief Executive Officer of Newport in Reno, Nevada and Mississauga, Ontario. This arrangement is expected to continue until such time as Newport's activities necessitates its relocation, as to which no assurances can be given. Newport has no agreements with respect to the maintenance or future acquisition of an office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 18, 2003, we committed a total of 50,000 shares of restricted common stock to Mr. Derek Bartlett and on July 18, 2003, we committed a total of 50,000 shares of restricted common stock to Messrs. Arnold and Kohls who are officers and directors of our company. The shares were acquired for a total cash consideration of $100 or $0.001 per share.

Since inception, Mr. Derek Bartlett has invoiced Newport for $ 75 ,818 for geological consulting fees, $8,922 for office costs and $4,1 31 for travel costs. The break-down is as follows

Derek Bartlett's fee for 2003 consisted of 100 days for $43,636 for work on projects researched outside of the Burnt Basin group. Fee for the latter property totaled $2,182 for a total fee of $45,818. Travel was $1,529 and office expenses were $4,298 for 2003. For 2004 travel was $2, 5 02 and office expenses were 3,724 . For 2004 Derek charged $3,500/month for 6 months to June 30/04 and $1,000/month for the 6 months ending December 31 /04 for an annual total fee of $27 ,000 in the first quarter of 2005 charges totaled $4,000 . Since inception these fees total $75 ,818. These fees were for detailed research of all previous exploration done on the various properties researched.

Party Contacted - Work Conducted/Extensive Review of Property and Region			Fees Billed
1.	John Kemp - Prospector - Extensive Research Grand Forks, BC, Tel: 250-442-2917	Grand Forks, B.C.	$6,109.04
2.	Steve Baron - Prospector Tel: 905-829-0003	Burnt Basin Property Itself	$2,182.00
3.	R. Nemis -President Noront Resources (TSX-V) Toronto, Ont., Tel: 416-864-1456	Windfall Project Area, Lawyer Noront claims in Capriquet Urban Twps, Que.	$1,745.44
4.	Ghislain Fournier - Les Exploration Carats 730 St. Phillippe, C.P. 1773 Val D'Or Que., Tel: 819-738-4376	15 Claims NTS 32F07 Quebec	$1,309.08
5.	Steve Baran - Expo Resources Tel: 905-829-0003	Mayske Gold Deposit Ukraine 1.3 m oz AU of gold outlined	$1,309.08
6.	Steve Baran - Expo Resources Tel: 905-829-0003	Lucky Dollar Mine/Mill Shasto Co. Cal.	$1745.44
7.	Lorne B. Warren - Prospector Smithers, BC, Tel: 250-847-3612	Seagold Gold Property Northern B.C. Can. (Near Eskay Creek)	$872.72
8.	Richard Billingslay & Martin Holt - Geologists Vancouver, BC Tel: 604-868-2475	Villalta & Skarn Prop's 45 kms west of Nanaimo, Vancouver Island, BC	$2,618.16
9.	John Kemp - Prospector Grand Forks, BC, Tel: 250-442-2917	Kettle Property 55 kms west of Vernon, BC	$2,618.16
10.	John Kemp - Prospector Grand Forks, BC , Tel: 250-442-2917	J.D. Property 5 kms east of Greenwood, BC and several other prospects	$1,745.44
11.	Ralph Bellefleur Vancouver, BC Tel: 604-598-9804	Indata and Woodjam Properties, Omeneca Mining Division	$2,181.80
12.	John Kemp - Prospector Grand Forks, BC Tel: 250-442-2917	Elk Properties	$872.72
13.	Ralph Bellefleur/John Santos Vancouver, BC, Tel: 604-598-980	Velvet Properties Pershing Co., NV	$2,181.80
14.	William Bond - Geologist Toronto, ON	Jackson Properties Nelson, BC	$2,618.16
15.	Peter Vamos -Geologist	New Walsh, Katrine Tsp., Ontario Property	$2,181.80
16.	Robert Bourdon - Prospector	Claims near Nelson, BC	$872.72
17.	Claude Bonhomme - Prospector	Cu-ZN Property Casa Beradi area N.W. Quebec	$1,309.08
18.	Ron Wilson - Geologist Tel: 519-369-6343	4 Claims, Cairo Tsp. Ontario	$872.72
19.	Derek Bartlett - Mississauga, Ontario Research into prospects in NWT/ Nunavut includes Cu-Zn involved 40 or 50 maps and reports	Ren Project Point Lake Area, NWT Several assessments made of and Gold Prospects. This review numerous showings of mineralization as well as deposits including but not limited to Treasure Island, Kim/Coss/ Indin L, Damoti Lake, Jax L, Tundra, Mosher Lake, Sunset Lake	$9,163.56
20.	Peter Howe - President Howe International and Belitung Inc. - Mining Engineer Tel: 416-364-2893	Properties in Mexico & Indonesia 6 Properties	$1,309.08
SUBTOTAL 2003 fees Total:			$45,818.00
2004 Fees:			$2 7 ,000.00
Quarter 1, 2005 Fees:			$3,000.00
Since Inception TOTAL Fees:			$75 ,818.00
-26-
EXPENSES
1.	Travel 2003	1,529.00
2.	Travel 2004	2,502.00
3.	Travel Jan. 1/05 to March 31/05	100.00
	Total Travel:	4,131.00

1.	Office Expenses 2003	4,298.00
2.	Office Expenses 2004	3,729 .00
3.	Office Expenses Jan. 1/05 to March 31/05	900. 00
	Total Office Expenses:	8,922. 00

	Since Inception TOTAL Travel and Office Expenses	13 ,053.00
	Since Inception TOTAL Fees and Office Expenses	88 ,871.00

This foregoing amount is treated as non-interest bearing demand loan. There is no documents reflecting this arrangement and repayment is not due on a specific date. Mr. Derek Bartlett will accept repayment from Newport when money is available. Newport plans to repay the loan from the proceeds of this offering provided that it raises the maximum amount.

Mr. Derek Bartlett provided the geological consulting services to Newport in connection with locating mineral claims which he believed had potential. In doing so, he researched numerous properties and property proposals for selection calling, traveling and meeting with mining claim and property holders in Vancouver, British Columbia, Toronto, Ontario and other regions in Canada and the US. Where warranted he visited potential properties. Mr. Derek Bartlett made a field visit to the Burnt Basin Property prior to the selection of this property. Mr. Derek Bartlett has extensive experience in the mining exploration industry and holds a B.SC. degree in Geology from the University of New Brunswick. Mr. Derek Bartlett did not hold a personal interest in any of the properties reviewed on behalf of Newport including the Burnt Basin Property.

Newport retained the services of the President's son, Mr. Tyler Bartlett, as an independent consultant. Mr. Tyler Bartlett charged Newport $ 29,000 in 2003 and $ 9,0 00 in 2004 for his services. Mr. Tyler Bartlett was paid $29,000 or $4,142 per month for seven months of work in 2003. On January 1, 2004, his fee dropped to $1,000 a month and in July to $500 per month for a total of $9,000 for the year . Mr. Tyler Bartlett provided office and other assistance to Mr. Derek Bartlett. His services included placing and answering calls on Mr. Derek Bartlett's behalf in sourcing potential mining claims or properties for Newport. He also assisted Mr. Derek Bartlett's preliminary review of materials presented on potential mining claims or properties by drafting and typing summaries for Mr. Derek Bartlett, initial term sheets and correspondence etc. Mr. Tyler Bartlett also conducted additional research on different mining claims and properties identified in the south eastern area of British Columbia by reviewing the public mining records and other public and non-public information available for historic gold exploration areas and properties being investigated beyond the preliminary stage. Part of his office duties was to organize the materials necessary to prepare Newport's prospectus. Mr. Tyler Bartlett also provided Newport with management services for day to day matters, including for a time banking services through his company Bartex Resources.

The provision of investor relations is somewhat inaccurate at this time. Mr. Tyler Bartlett has had no contact with any potential subscribers. Mr. Tyler Bartlett's services to Newport have been limited to assisting Mr. Derek Bartlett sourcing potential mining claims or properties for Newport by calling and being available to receive phone calls from various geologists and other individuals Messrs. Tyler and Derek Bartlett knew/know in the mining exploration industry and reviewing preliminary materials presented on potential mining claims or properties. Mr. Tyler Bartlett also drafted and typed the summaries prepared for each property reviewed, the initial term sheet for the acquisition of the mining claims, and eventual option agreement entered into by Newport for the Burnt Basin Property. Mr. Tyler Bartlett also did additional research on different mining claims and properties identified in the south eastern area of British Columbia by reviewing the public mining records and other public and non-public information available on historic gold exploration areas beyond the preliminary stage. Mr. Tyler Bartlett was also responsible for organizing the materials necessary to prepare this offering, reviewing various drafts for typos and missing information and following up with audit and legal counsel. Mr. Tyler Bartlett also provided Newport with management services for day to day matters, including, for a time, banking services through his company Bartex Mineral Resources Corp. Mr. Tyler Bartlett is not a director, officer or an employee of Newport. Going forward, it is expected Mr. Tyler Bartlett will be assist Newport in drafting and typing of press releases, preparing Newport's ongoing regulatory filings, maintaining a website for Newport and basic office services.

Newport did not have initially set up a bank account in Canada. A bank account was not established in Canada under the name "Newport Gold" as this name was already registered in Canada. Most of Newport's expenses to date have been in Canada as Newport's property is located in British Columbia, Canada. Up until Newport incorporated its subsidiary company, 2038052 Ontario Inc., Newport used the account belonging to Bartex Mineral Resources Corp., a company controlled by Mr. Derek Bartlett's son, Mr. Tyler Bartlett, for receiving and paying funds on behalf of Newport. Bartex Mineral Resources Corp. is a personal holding company of Mr. Tyler Bartlett. It does not conduct a business other than hold the assets of Mr. Tyler Bartlett. This company acted as a trustee for Newport's funds. This company's bank account has been audited. Newport did not have a written agreement regarding this arrangement. All of Newport's banking activities have been in its own bank account since it has incorporated 2038052 Ontario Inc. Newport has no need and no intention of using the bank account of Bartex Resources Corp. in the future.

Messrs. Derek Bartlett, John Arnold, Donald Kohls and Tyler Bartlett are each involved with several other mining exploration companies. As a result, a conflict of interest between Newport and one of these other companies may arise from time to time. We have not formulated a policy for the resolution of such conflicts at this time.

Derek Bartlett, as specified earlier, being a graduate geologist with 40 years in the mining business is able to interpret various technical reports, maps, etc. to a level and degree that a non-technical person could not achieve. This interpretation includes but is not limited to geologic, geophysical, geochemical and economic date. Far more time is required in this type of interpretation and generally involves numerous reports, maps, etc.

Tyler Bartletts basic knowledge of the mining/exploration business is extensive for a non-technical person and he can apply an initial screen of properties on basic or general information. Tyler is able to provide assistance in researching large regional areas for potential projects in addition to the banking and office functions he is adept at.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

No public market has been established for the common stock of Newport. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Newport's securities. There is no assurance that a trading market will ever develop for the common stock of Newport or, if such a market does develop, that it will continue.

Under this offering the shares of common stock of Newport are being offered at $0.10 per share. If a trading market for the common stock of Newport was to develop in the future, we believe the market price would be well under $5.00 per share. Securities which trade below $5.00 per share are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). As a result of being a penny stock, the market liquidity for our common stock may be adversely affected since the regulations on penny stocks could limit the ability of broker-dealers to sell our common stock and thus your ability to sell our common stock in the secondary market.

The rules governing penny stock require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales-practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000, $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed on broker-dealers by such requirements may discourage them from effecting transactions in our common stock, which could severely limit the liquidity of the shares you acquire and your ability to sell our shares in the secondary market.

Newport has no common equity subject to outstanding purchase options or warrants. Newport has no securities convertible into its common equity. Newport has no common equity that can be sold pursuant to Rule 144 under the Securities Act of 1933. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Newport.

As of March 31, 2005 , there were 8,125,000 shares of common stock committed to be issued by the Company, held by eighteen (18) shareholders of record of which three are directors of Newport. On completion of this offering, we will have 11,375,000 shares of common stock outstanding, assuming all 3,000,000 shares offered are sold. After the offering, 3,000,000 of the 11,375,000 shares of common stock outstanding will be immediately tradeable without restriction under the Securities Act of 1933 except for any shares purchased by an "affiliate" of ours, as that term is defined in the Securities Act of 1933, as amended. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act of 1933, as amended.

Dividends

No dividends have been paid to date and none is expected to be paid in the foreseeable future.

Equity Compensation Plan

We do not have any securities authorized for issuance under any equity compensation plans.

EXECUTIVE COMPENSATION

Summary of Compensation of Executive Officers

The following table summarizes the compensation paid to our President and Chief Executive Officer during the last three complete fiscal years. No other officer or director received annual compensation in excess of $100,000 since our date of incorporation.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen-sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Derek Bartlett, President, CEO & Director(1)	2004 2003	Nil Nil	Nil Nil	$27,000 $43,636	Nil Nil	Nil Nil	Nil Nil	Nil Nil
John Arnold, Treasurer, Acting Chief Financial Officer, and Principal Accounting Officer (2)	2004 2003	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)	Mr. Derek Bartlett became a director and officer of Newport on the date we were incorporated, July 16, 2003. Mr. Derek Bartlett charged Newport for 100 days of geological consulting (looking at, evaluating and subsequently selecting a property) at CD$ 600.00 per day which translated to US$ 43,636 US. See Note 6 in the audited financials ($45,818-$2,182=$43,636). On going evaluation costs totaled $27,000 for 2004.
(2)	Mr. Arnold became an officer of Newport on July 18, 2003.

Stock Options/SAR Grants

No grants of stock options or stock appreciation rights were made since our date of incorporation July 16, 2003.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Compensation of Directors

No cash compensation was paid to our directors for their services as directors since our date of incorporation July 16, 2003. We have no standard arrangement pursuant to which our directors are to be compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

SIGNIFICANT PARTIES

Directors, Officers & Promotors

The full names and residential addresses for all directors, officers and promoters are shown in the table under "Identification of Directors and Executive Officers" on page 12.

Record & Beneficial Owners of 5% or More

The full names and addresses for all record and beneficial owners of 5% percent or more of the Company's stock are shown in the table under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" on page 14 -15.

Affiliates & Underwriters

The Company does not have any affiliates and is not using an underwriter in conducting this offering.

Validity of Shares

The validity of the Shares offered hereby will be passed upon for the Company by the law firm of Laura E. Anthony, Esquire, 330 Clematis Street, Suite 217, West Palm Beach, FL 33401.

Experts

Our financial statements for the period from inception to December 31, 200 4 , included in this prospectus have been audited by Pannell Kerr Forster , (Smythe Ratcliffe) independent Chartered Accountants, 7th Floor Marine Building, 355 Burrard St. of Vancouver, BC, Canada V6C 2G8, as set forth in their report included in this prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We recently appointed Pannell Kerr Forster as the company's independent accountants. We have had no change in, or disagreements with, our principal independent accountants since our formation in 2003.

FINANCIAL STATEMENTS

Our fiscal year end is December 31.

Our audited financial statement from inception to December 31, 2004 and our interim financial statements from January 1, 2005 to March 31, 2005 immediately follow:

Audited Financial Statements of Newport Gold, Inc.

NEWPORT GOLD, INC.

(An Exploration Stage Company)

Consolidated Financial Statements

December 31, 2004 and 2003

(US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND DIRECTORS OF NEWPORT GOLD, INC.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Newport Gold, Inc. (An Exploration Stage Company) as at December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' deficit and cash flows for the year ended December 31, 2004, the period from July 16, 2003 (inception) to December 31, 2003 and the period from July 16, 2003 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Newport Gold, Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004, the period from July 16, 2003 (inception) to December 31, 2003 and the period from July 16, 2003 (inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. The Company will need additional working capital for its planned activities, which raises substantial doubt about its ability to continue as a going-concern. Management's plans in regard to these matters are described in note 2 to the financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Pannell Kerr Forster"
(Registered with the PCAOB as "Smythe Ratcliffe")
Chartered Accountants

Vancouver, British Columbia
April 11, 2005

F1

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Balance Sheets (note 2)
December 31
(US Dollars)
_____________________________________________________________________________________________________________________________________
	2004	2003

Assets

Current
Cash	$435	$0
Prepaid expenses	857	0

Total Assets	$1,292	$0

Liabilities

Current
Accounts payable	$71,738	$38,416
Due to related parties (note 6)	110,942	45,888

Total Liabilities	182,680	84,304

Stockholders' Deficit

Capital Stock
Authorized
100,000,000 Common shares par value of $0.001 per share
Issued and outstanding
0 Common shares	0	0
Share Subscriptions (note 7)	115,650	115,650
Other Comprehensive Loss	(4,533)	(3,409)
Deficit	(292,505)	(196,545)

Total Stockholders' Deficit	(181,388)	(84,304)

Total Liabilities and Stockholders' Deficit	$1,292	$0

See notes to consolidated financial statements.

F2

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Statements of Operations
(US Dollars)
_____________________________________________________________________________________________________________________________________
			Cumulative,
		July 16, 2003	July 16, 2003
		(Inception)	(Inception)
	Year Ended	through	through
	December 31,	December 31,	December 31,
	2004	2003	2004

Expenses
Investor relations (note 6)	$15,000	$64,873	$79,873
Expenditures on resource
property (note 5)	14,183	47,300	61,483
Geological consulting fees (note 6)	27,000	43,636	70,636
Accounting and legal	24,414	33,765	58,179
Office and travel	15,363	6,971	22,334

Net Loss	(95,960)	(196,545)	(292,505)
Other Comprehensive Loss	(1,124)	(3,409)	(4,533)

Total Comprehensive Loss	$(97,084)	$(199,954)	$(297,038)

See notes to consolidated financial statements.

F3

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Statements of Stockholders' Deficit
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)
_____________________________________________________________________________________________________________________________________
						Accumulated
						Deficit
			Additional	Share	Other	During	Total
		Par	Paid-in	Subscriptions	Comprehensive	Exploration	Stockholders'
	Shares	Value	Capital	Received	Loss	Stage	Deficit

Share subscriptions	0	$ 0	$ 0	$ 115,650	$ 0	$ 0	$ 115,650
Foreign currency
translation	0	0	0	0	(3,409)	0	(3,409)
Net loss	0	0	0	0	0	(196,545)	(196,545)

Balance,
December 31, 2003
Share subscriptions	0	0	0	0	0	0	0
Foreign currency
translation adjustment	0	0	0	0	(1,124)	0	(1,124)
Net loss	0	0	0	0	0	(95,960)	(95,960)

		$	$	$	$	$	$

See notes to consolidated financial statements.

F4

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(US Dollars)
_____________________________________________________________________________________________________________________________________
			Cumulative,
		Period from	Period from
		July 16, 2003	July 16, 2003
		(Inception)	(Inception)
	Year Ended	through	through
	December 31,	December 31,	December 31,
	2004	2003	2004

Operating Activities
Net loss	$(95,960)	$(196,545)	$(292,505)

Changes in Operating Assets
and Liabilities
Prepaid expenses	(857)	0	(857)
Accounts payable	33,322	38,416	71,738
Due to related parties	65,054	45,888	110,942

Cash Provided by (Used in)
Operating Activities	1,559		(110,682)

Financing Activity
Subscriptions received	0	115,650	115,650

Inflow of Cash	1,559	3,409	4,968
Effect of Exchange Rate Change
on Cash Balance held in Foreign
Currencies	(1,124)	(3,409)	(4,533)
Cash, Beginning of Period	0	0	0

Cash, End of Period	$435	$0	$435

Non-Cash Financing Activity
Common stock to be issued for
for properties	$0	$22,500	$22,500

Supplemental Disclosures
Interest paid	$0	$0	$0
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.

F5

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

1. OPERATIONS AND BASIS OF PRESENTATION

Newport Gold, Inc. (the "Company") was incorporated under the laws of Nevada on July 16, 2003, and is involved in the acquisition, exploration and development of mineral and energy properties. The Company is currently evaluating opportunities both in the mineral sector and otherwise. The Company is in the exploration stage as defined in Statement No. 7 of the Financial Accounting Standards Board ("FASB").

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, 2038052 Ontario Inc. incorporated under the laws of the Province of Ontario, Canada. All intercompany transactions and balances have been eliminated.

2. GOING-CONCERN

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The general business strategy of the Company is to explore and research an existing mineral property and to potentially acquire further claims either directly or through the acquisition of operating entities. The continued operations of the Company depends upon the recoverability of mineral property reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of these claims and upon the claims' future profitable production. Management intends to raise additional capital through share issuances to finance operations and invest in the Burnt Basin Properties as described in note 5.

The Company has a working capital deficit of $181,388 (2003 - $84,304), has accumulated losses during the exploration stage of $292,505 (2003 - $196,545), has not generated any operating revenue to date, and has no capital resources presently available to meet obligations, which normally can be expected to be incurred by similar companies. These factors raise substantial doubt about the Company's ability to continue as a going-concern, which is dependent on the Company's ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of the above matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern.

F6

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(b) Foreign currency translation

The Company's operations and activities are conducted principally in Canada hence the Canadian dollar is the functional currency, which is translated into US dollars for reporting purposes as follows:

  Assets and liabilities at the rate of exchange in effect as at the balance sheet date; and
  Revenues and expenditures at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in other comprehensive income (loss) as a separate component of stockholders' deficit.

(c) Mineral property acquisition payments and exploration costs

The Company expenses all costs related to acquiring, exploring and retaining mineral claims in which no proven or probable reserves exist. To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. As at December 31, 2004, the Company had no accrued liabilities for compliance with environmental regulations.

(d) Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

F7

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Basic loss per share

In accordance with SFAS No. 128 "Earnings Per Share", basic loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding. During the year ended December 31, 2003, the Company had committed to issue 8,375,000 shares. As described in note 7, the shares are yet to be issued. These shares have been included in the computation of weighted average number of shares outstanding. The Company had no stock options, warrants or other common stock equivalents outstanding during the year ended December 31, 2004 and the initial period ended December 31, 2003.

(f) Stock-based compensation

The Company intends to apply the intrinsic value method of accounting as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for options granted to employees. As such, compensation expense is recorded on the date of the grant when the market price of the underlying stock exceeds the exercise price. SFAS 123 "Accounting for Stock-Based Compensation" establishes accounting and disclosure requirements using the fair value-based method of accounting for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS 123, as amended by SFAS 148. To date, the Company has not adopted a stock option plan or issued any stock options.

(g) Other comprehensive loss

The Company has other comprehensive loss arising from foreign currency translation, which is shown as a separate component of stockholders' deficit.

(h) Recent accounting pronouncements

  In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies under what circumstances a contract with initial investments meets the characteristics of a derivative and when a derivative contains a financing component. SFAS No. 149 is effective for contracts entered into or modified after December 31, 2003. The adoption of SFAS No. 149 had no effect on the Company's financial statement presentation or disclosures.

F8

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent accounting pronouncements (Continued)

  In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of cash flows certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.

Restatement is not permitted. The adoption of SFAS No. 150 had no effect on the Company's financial statement presentation or disclosures.
  In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities (an Interpretation of ARB No. 51)" ("FIN 46"). FIN 46 requires that the primary beneficiary in a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The consolidation requirements of FIN 46 are required to be implemented for any variable interest entity created on or after January 31, 2003. In addition, FIN 46 requires disclosure of information regarding guarantees or exposures to loss relating to any variable interest entity existing prior to January 31, 2003 in financial statements issued after January 31, 2003. The implementation of the provisions of FIN 46 effective January 31, 2003 had no effect on the Company's financial statement presentation or disclosures.
  FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.
  FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company's financial statements.

F9

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent accounting pronouncements (Continued)

  FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.
  In 2004, FASB issued a revision of SFAS 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. This revised pronouncement is effective for years beginning on or after December 15, 2005 and requires that all stock options and warrants be accounted for using the fair value method. This pronouncement presently has no impact on the Company's financial statements as the Company has not issued any stock options to date.

4. FINANCIAL INSTRUMENTS

  Fair value

  The carrying values of cash, accounts payable and amounts due to related parties approximate their fair values because of the short maturity of these financial instruments.

  Interest rate risk

  The Company is not exposed to interest rate risk as the Company has no interest bearing monetary liabilities.

  Credit risk

  The Company is exposed to credit risk with respect to its cash; however, this risk is minimzed as this asset is placed with major financial institutions.

  Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in the functional currency.

F10

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

5. RESOURCE PROPERTIES

On June 18, 2003, the Company entered into an option agreement with Steve Baran to acquire nine mineral claims consisting of 47 units, each unit consisting of approximately 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. The mineral claims are located 25 kilometres northeast of the City of Grand Forks in the Province of British Columbia, Canada and are known as the Burnt Basin mineral claims numbered 393541, 393542, and 393681 to 393687. The Burnt Basin property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran dated July 29, 2002.

Under the terms of the option agreement, the Company can acquire a 100% undivided interest in the property, subject to two separate net smelter return royalties ("NSR") (totalling 2%), and cash and share payments totalling $12,364 (Cdn $17,000) (paid) and 225,000 shares of common stock (note 7). The Company must also incur exploration expenses totalling $206,000 (Cdn $250,000) over a three-year period.

The first NSR consists of a 1% NSR payable to Mr. Carson capped at $206,000 (Cdn $250,000), that will be provided by making annual $8,250 (Cdn $10,000) prepaid NSR payments beginning in September 2003 ($15,433 (Cdn $20,000) paid to December 31, 2004). A further 1% NSR is payable to Mr. Baran. One-half of the 1% NSR to Mr. Baran may be bought out for the sum of $412,000 (Cdn $500,000).

To date, we have not performed any work on our property other than some mapping and compilation. We are presently in the pre-exploration state and there is no assurance that a commercially viable mineral deposit exists in our property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. We intend to try to develop any mineral deposits we find ourselves, if any, or enter into a joint venture with another mining company with more experience at that stage of operation.

6. RELATED PARTY TRANSACTIONS

(a) During the year ended December 31, 2004, the Company was charged $9,479 (2003 - $29,000) for investor relations by the son of the president of the Company. As at December 31, 2004, the total balance owing was $38,479 (2003 - $29,000). The amount owed is without interest or stated terms of repayment and is unsecured.

(b) During the year ended December 31, 2004, the Company was charged $27,000 (2003 - $45,818) for geological consulting fees, office costs of $4,486 (2003 - $4,298), and travel costs of $5,857 (2003 - $1,529), which were incurred by the Company's president. As at December 31, 2004, the president is owed $72,463, which amount is due to related party transactions. The amount owed is without interest or stated terms of repayment and is unsecured.

F11

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Year Ended December 31, 2004, the Period from July 16, 2003 (Inception) to December 31, 2003 and the Period from July 16, 2003 (Inception) to December 31, 2004
(US Dollars)

_____________________________________________________________________________________________________________________________________

7. CAPITAL STOCK

As at December 31, 2004, the Company has received $93,150 towards the issuance of 8,150,000 common shares of the Company, which includes founder's shares of 7,150,000 at a deemed price of $0.001 per share and 1,000,000 shares to be issued at prices ranging from $0.04 to $0.20 under various private placement agreements entered into during the initial period ended December 31, 2003.

The Company also has committed to issue 225,000 shares at $0.10 per share towards the acquisition of the Burnt Basin Property (note 5) as of December 31, 2004.

The total of these amounts is included in share subscriptions and are a commitment of the Company to issue a total of 8,375,000 shares. The shares have not been issued as of December 31, 2004.

8. INCOME TAXES

The components of the deferred income tax assets are as follows:

	2004	2003

Unused net loss carryforwards in the US at 35% (2003 - 35%)	$80,858	$52,253
Unused cumulative Canadian exploration and
development expenditures at 36% (2003 - 38%)	22,134	17,974
	102,992
Valuation allowance	(102,992)	(70,227)

Net deferred income tax assets	$0	$0

The future benefit of these loss carry-forwards and the resource deductions have not been recorded in these consolidated financial statements as the Company estimates that these losses will not likely be realized.

F12

Unaudited Interim Financial Statements of Newport Gold, Inc.

NEWPORT GOLD, INC.

(An Exploration Stage Company)

Consolidated Financial Statements

March 31, 2005 and December 31, 2004

(US Dollars)

Index	Page
Notice to Reader	FF1
Financial Statments
Unaudited Consolidated Balance Sheet	FF2
Unaudited Consolidated Statement of Operations	FF3
Unaudited Consolidated Statement of Stockholders' Deficit	FF4
Unaudited Consolidated Statement of Cash Flows	FF5
Notes to Unaudited Consolidated Financial Statements	FF5-12

220- 1495 Ridgeview Drive
Reno, Nevada 89509
(905) 542-4990
(905) 542-3718 - Fax
Contact: Derek Bartlett
April 29, 2005

NOTICE TO READER

These financial statements have been prepared by management of the Company. We have compiled the interim balance sheet of Newport Gold Inc. (An Exploration Stage Company) as at 31 March 2005 and the interim statements of loss and deficit and cash flows for the three months then ended. Independent accountants have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

FF1

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Balance Sheets (note 2)
(US Dollars)
____________________________________________________________________________________________________________________________________
	March 31, 2005	December 31, 2004

Assets

Current
Cash	$6,576	$435
Prepaid expenses	435	857

Total Assets	$7,011	$1,292

Liabilities

Current
Accounts payable	$67,967	$71,738
Due to related parties (note 6)	131,442	110,942

Total Liabilities	199,409	182,680

Stockholders' Deficit

Capital Stock
Authorized
100,000,000 Common shares par value of $0.001 per share
Issued and outstanding
0 Common shares	0	0
Share Subscriptions (note 7)	115,650	115,650
Other Comprehensive Loss	(4,533)	(4,533)
Deficit	(303,515)	(292,505)

Total Stockholders' Deficit	(192,398)	(181,388)

Total Liabilities and Stockholders' Deficit	$7,011	$1,292

See notes to consolidated financial statements.

FF2

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Statements of Operations
(US Dollars)
____________________________________________________________________________________________________________________________________
					Cumulative,
					Period from
					July 16, 2003
					(Inception)
		Three months		Three months	through
		ended		ended	March 31,
		March 31, 2005		March 31, 2004	2005

Expenses
Investor relations (note 6)		$2,400		$4,800	$82,273
Expenditures on resource					0
property (note 5)		0		0	61,483
Geological consulting fees (note 6)		3,000		10,500	73,636
Accounting and legal		3,508		1,550	61,687
Office and travel		2,102		8,514	24,436

Net Loss					()
Other Comprehensive Loss		0		0	(4,533)

Total Comprehensive Loss	$		$		$(308,048)

See notes to consolidated financial statements.

FF3

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Statements of Stockholders' Deficit
The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
July 16, 2003 (Inception) to March 31, 2005
(US Dollars)
____________________________________________________________________________________________________________________________________
						Accumulated
						Deficit
			Additional	Share	Other	During	Total
		Par	Paid-in	Subscriptions	Comprehensive	Exploration	Stockholders'
	Shares	Value	Capital	Received	Loss	Stage	Deficit

Share subscriptions	0	$ 0	$ 0	$ 115,650	$ 0	$ 0	$ 115,650
Foreign currency
translation	0	0	0	0	(3,409)	0	(3,409)
Net loss	0	0	0	0	0	(196,545)	(196,545)

Balance,
December 31, 2004				$115,650	$(4,533)	$(292,505)	$(181,388)
Share subscriptions	0	0	0	0	0	0	0
Foreign currency
translation adjustment	0	0	0	0	0	0	0
Net loss	0	0	0	0	0	(11,010)	(11,010)

		$0	$0	$115,650	$(4,533)	$(303,515)	$(192,398)

See notes to consolidated financial statements.

FF4

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(US Dollars)
____________________________________________________________________________________________________________________________________
			Cumulative,
			Period from
			July 16, 2003
			(Inception)
	Three months	Three months	through
	ended	ended	March 31,
	March 31, 2005	March 31, 2004	2005

Operating Activities
Net loss	$(11,010)	$(25,364)	$(303,515)

Changes in Operating Assets
and Liabilities
Prepaid expenses	422	0	(435)
Accounts payable	(3,771)	5,933	67,967
Due to related parties	20,500	19,380	131,442

Cash Provided by (Used in)
Operating Activities	6,141	9	(104,541)

Financing Activity
Subscriptions received	0	0	115,650

Inflow of Cash	6,141	9	11,109
Effect of Exchange Rate Change
on Cash Balance held in Foreign
Currencies	0	0	(4,533)
Cash, Beginning of Period	435	0	0

Cash, End of Period	$6,576	$9	$6,576

Non-Cash Financing Activity
Common stock to be issued for
for properties	$0	$0	$22,500

Supplemental Disclosures
Interest paid	$0	$0	$0
Income taxes paid	$0	$0	$0

See notes to consolidated financial statements.

FF5

NEWPORT GOLD, INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
July 16, 2003 (Inception) to March 31, 2005
(US Dollars)
____________________________________________________________________________________________________________________________________

1. OPERATIONS AND BASIS OF PRESENTATION

Newport Gold, Inc. (the "Company") was incorporated under the laws of Nevada on July 16, 2003, and is involved in the acquisition, exploration and development of mineral and energy properties. The Company is currently evaluating opportunities both in the mineral sector and otherwise. The Company is in the exploration stage as defined in Statement No. 7 of the Financial Accounting Standards Board ("FASB").

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, 2038052 Ontario Inc. incorporated under the laws of the Province of Ontario, Canada. All intercompany transactions and balances have been eliminated.

2. GOING-CONCERN

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The general business strategy of the Company is to explore and research an existing mineral property and to potentially acquire further claims either directly or through the acquisition of operating entities. The continued operations of the Company depends upon the recoverability of mineral property reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of these claims and upon the claims' future profitable production. Management intends to raise additional capital through share issuances to finance operations and invest in the Burnt Basin Properties as described in note 5.

The Company has a working capital deficit of $192,398 (2004 - $181,388), has accumulated losses during the exploration stage of $308,048 (2003 - $297,038), has not generated any operating revenue to date, and has no capital resources presently available to meet obligations, which normally can be expected to be incurred by similar companies. These factors raise substantial doubt about the Company's ability to continue as a going-concern, which is dependent on the Company's ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of the above matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern.

FF6

NEWPORT GOLD, INC.
 (An Exploration Stage Company)
 Notes to Consolidated Financial Statements
 The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
 July 16, 2003 (Inception) to March 31, 2005
 (US Dollars)
 ____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(b) Foreign currency translation

The Company's operations and activities are conducted principally in Canada hence the Canadian dollar is the functional currency, which is translated into US dollars for reporting purposes as follows:

  Assets and liabilities at the rate of exchange in effect as at the balance sheet date; and
  Revenues and expenditures at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in other comprehensive income (loss) as a separate component of stockholders' deficit.

(c) Mineral property acquisition payments and exploration costs

The Company expenses all costs related to acquiring, exploring and retaining mineral claims in which no proven or probable reserves exist. To date, the Company has not established the commercial feasibility of its mineral property, therefore, all exploration expenditures are being expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. As at March 31, 2005, the Company had no accrued liabilities for compliance with environmental regulations.

(d) Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FF7

NEWPORT GOLD, INC.
 (An Exploration Stage Company)
 Notes to Consolidated Financial Statements
 The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
 July 16, 2003 (Inception) to March 31, 2005
 (US Dollars)
 ____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Basic loss per share

In accordance with SFAS No. 128 "Earnings Per Share", basic loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding. During the year ended December 31, 2003, the Company had committed to issue 8,375,000 shares. As described in note 7, the shares are yet to be issued. The Company had no stock options, warrants or other common stock equivalents outstanding during any of the reporting periods.

(f) Stock-based compensation

The Company intends to apply the intrinsic value method of accounting as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for options granted to employees. As such, compensation expense is recorded on the date of the grant when the market price of the underlying stock exceeds the exercise price. SFAS 123 "Accounting for Stock-Based Compensation" establishes accounting and disclosure requirements using the fair value-based method of accounting for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS 123, as amended by SFAS 148. To date, the Company has not adopted a stock option plan or issued any stock options.

(i) Other comprehensive loss

The Company has other comprehensive loss arising from foreign currency translation, which is shown as a separate component of stockholders' deficit.

(h) Recent accounting pronouncements

  In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies under what circumstances a contract with initial investments meets the characteristics of a derivative and when a derivative contains a financing component. SFAS No. 149 is effective for contracts entered into or modified after December 31, 2003. The adoption of SFAS No. 149 had no effect on the Company's financial statement presentation or disclosures.

FF8

NEWPORT GOLD, INC.
  (An Exploration Stage Company)
  Notes to Consolidated Financial Statements
  The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
  July 16, 2003 (Inception) to March 31, 2005
  (US Dollars)
  ____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent accounting pronouncements (Continued)

  In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of cash flows certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption.

Restatement is not permitted. The adoption of SFAS No. 150 had no effect on the Company's financial statement presentation or disclosures.
  In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities (an Interpretation of ARB No. 51)" ("FIN 46"). FIN 46 requires that the primary beneficiary in a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The consolidation requirements of FIN 46 are required to be implemented for any variable interest entity created on or after January 31, 2003. In addition, FIN 46 requires disclosure of information regarding guarantees or exposures to loss relating to any variable interest entity existing prior to January 31, 2003 in financial statements issued after January 31, 2003. The implementation of the provisions of FIN 46 effective January 31, 2003 had no effect on the Company's financial statement presentation or disclosures.
  FAS 151, Inventory Costs. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.
  FAS 152, Accounting for Real Estate Time-Sharing Transactions. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. There is no impact on the Company's financial statements.

FF9

NEWPORT GOLD, INC.
  (An Exploration Stage Company)
  Notes to Consolidated Financial Statements
  The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
  July 16, 2003 (Inception) to March 31, 2005
  (US Dollars)
  ____________________________________________________________________________________________________________________________________

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent accounting pronouncements (Continued)

  FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company's financial statements.
  In 2004, FASB issued a revision of SFAS 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and its related implementation guidance. This revised pronouncement is effective for years beginning on or after December 15, 2005 and requires that all stock options and warrants be accounted for using the fair value method. This pronouncement presently has no impact on the Company's financial statements as the Company has not issued any stock options to date.

FINANCIAL INSTRUMENTS

  Fair value

  The carrying values of cash, accounts payable and amounts due to related parties approximate their fair values because of the short maturity of these financial instruments.

  Interest rate risk

  The Company is not exposed to interest rate risk as the Company has no interest bearing monetary liabilities.

  Credit risk

  The Company is exposed to credit risk with respect to its cash; however, this risk is minimzed as this asset is placed with major financial institutions.

  Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in the functional currency.

FF10

NEWPORT GOLD, INC.
  (An Exploration Stage Company)
  Notes to Consolidated Financial Statements
  The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
  July 16, 2003 (Inception) to March 31, 2005
  (US Dollars)
  ____________________________________________________________________________________________________________________________________

5. RESOURCE PROPERTIES

On June 18, 2003, the Company entered into an option agreement with Steve Baran to acquire nine mineral claims consisting of 47 units, each unit consisting of approximately 500 x 500 meters or 25 hectares (a hectare is approximately 61 acres), title to which is held by an unrecorded warranty deed. The mineral claims are located 25 kilometres northeast of the City of Grand Forks in the Province of British Columbia, Canada and are known as the Burnt Basin mineral claims numbered 393541, 393542, and 393681 to 393687. The Burnt Basin property is owned by John W. Carson and the option agreement is subject to an underlying agreement between Mr. Carson and Mr. Baran dated July 29, 2002.

Under the terms of the option agreement, the Company can acquire a 100% undivided interest in the property, subject to two separate net smelter return royalties ("NSR") (totalling 2%), and cash and share payments totalling $12,364 (Cdn $17,000) (paid) and 225,000 shares of common stock (note 7). The Company must also incur exploration expenses totalling $206,000 (Cdn $250,000) over a three-year period.

The first NSR consists of a 1% NSR payable to Mr. Carson capped at $206,000 (Cdn $250,000), that will be provided by making annual $8,250 (Cdn $10,000) prepaid NSR payments beginning in September 2003 ($15,433 (Cdn $20,000) paid to December 31, 2004). A further 1% NSR is payable to Mr. Baran. One-half of the 1% NSR to Mr. Baran may be bought out for the sum of $412,000 (Cdn $500,000).

To date, we have not performed any work on our property other than some mapping and compilation. We are presently in the pre-exploration state and there is no assurance that a commercially viable mineral deposit exists in our property until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility. We intend to try to develop any mineral deposits we find ourselves, if any, or enter into a joint venture with another mining company with more experience at that stage of operation.

6. RELATED PARTY TRANSACTIONS

(a) During the period ended March 31, 2005, the Company was charged $1,500 (2004 - $9,000) for investor relations by the son of the president of the Company. As at March 31 2005, the total balance owing was $39,979 (2004 - $38,479). The amount owed is without interest or stated terms of repayment and is unsecured.

(b) During the period ended March 31, 2005, the Company was charged $3,000 (2004 - $27,000) for geological consulting fees, office costs of $900 (2004 - $3,600), and travel costs of $100 (2004 - $1,400), which were incurred by the Company's president. As at March 31, 2005, the president is owed $91,463, which amount is due to related party transactions. The amount owed is without interest or stated terms of repayment and is unsecured.

FF11

NEWPORT GOLD, INC.
  (An Exploration Stage Company)
  Notes to Consolidated Financial Statements
  The Three Months ended March 31, 2005, Year Ended December 31, 2004 and the Period from
  July 16, 2003 (Inception) to March 31, 2005
  (US Dollars)
  ____________________________________________________________________________________________________________________________________

7. CAPITAL STOCK

As at March 31, 2005, the Company has received $93,150 towards the issuance of 8,150,000 common shares of the Company, which includes founder's shares of 7,150,000 at a deemed price of $0.001 per share and 1,000,000 shares to be issued at prices ranging from $0.04 to $0.20 under various private placement agreements entered into during the initial period ended December 31, 2003.

The Company also has committed to issue 225,000 shares at $0.10 per share towards the acquisition of the Burnt Basin Property (note 5) as of December 31, 2004.

The total of these amounts is included in share subscriptions and are a commitment of the Company to issue a total of 8,375,000 shares. The shares have not been issued as of March 31, 2005.

8. INCOME TAXES

The components of the deferred income tax assets are as follows:

	2005	2004

Unused net loss carryforwards in the US at 35% (2004 - 35%)	$84,712	$80,858
Unused cumulative Canadian exploration and
development expenditures at 36% (2004 - 38%)	22,134	22,134
	106,846	102,992
Valuation allowance	(106,846)	(102,992)

Net deferred income tax assets	$0	$0

The future benefit of these loss carry-forwards and the resource deductions have not been recorded in these consolidated financial statements as the Company estimates that these losses will not likely be realized.

FF12

BACK COVER PAGE

DELIVERY OF PROSPECTUS BY DEALERS

Until 90 days after the effective date of this Prospectus, all dealers effecting transactions in the registered shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified n any manner against any liability which they may incur in such capacity are as follows:

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines on application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

  Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case on a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
     By the stockholders;
     By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
     If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
     If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

  The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
  Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
  Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
  The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

Item 25. Other Expenses of Issuance and Distribution

The estimated expenses of the offering (assuming all shares are sold), all of which are to be paid by the registrant, are as follows:

Expense	Estimated Amount
SEC Registration Fee:		$32
Printing Expenses:		$200
Accounting Fees and Expenses:		$6,268
Legal Fees and Expenses:		$30,000
Blue Sky Fees/Expenses:		$200
Transfer Agent Fees:		$1,000
Miscellaneous Expense:		$100
TOTAL:	$	$ 37,800

Item 26. Recent Sales of Unregistered Securities

During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares & Class	Consideration Cash
Joey Ricci 718 Hidden Grove Lane, Mississauga, Ontario L5H 4L2	07/18/03	400,000	$ 16,000
Derek Bartlett 1 - 336 Queen Street, South, Mississauga, ON, L5H 1M2	07/18/03	50,000	$ 50
John Arnold 42 Fox Run Drive, Guelph, ON O1H 6H9	07/18/03	25,000	$ 25
Donald W. Kohls 1972 South Beech Street , Lakewood, Colorado 80228-3702	07/18/03	25,000	$ 25
Alex Johnston 1002 API World Tower, Sheikh Zayed Rd. P.O. Box 3614, Dubai, United Arab Emirates	07/18/03	7,025,000	$ 7,000
Ralph Bellefleur 13522 62B Avenue, Surrey, BC V3X 3R6	7/18/03	25,000	$ 25
Janis Mathieu 1450 Ballyclare Drive, Mississauga, ON	08/06/03	50,000	$5,000
Michael Mathieu 1450 Ballyclare Drive, Mississauga, ON	08/06/03	50,000	$5,000
Kim Gardner 1 Place Pier, Suite 204, Toronto, ON	08/06/03	50,000	$5,000
Saul Niddam 569 Old Orchard Grove, Toronto, ON M5N 2H2	08/14/03	50,000	$5,000
Joseph Ricci 1 Aberfoyle Cresent, Suite 904, Etobicoke, ON	09/15/03	100,000	$10,000
Ralph Bellefleur 13522 62B Avenue, Surrey, BC V3X 3R6	09/22/03	75,000	$10,000
Peter H. Thompson 41 Evesham Cresent, Bramalea, ON L6T 3R9	09/22/03	25,000	$5,000
Peter Thompson 1506 Clarkson Road, Mississauga, ON L5J 2W9	09/22/03	25,000	$5,000
Chet Idziszek 1055 W. Hastings Street, Suite 2000 Guiness Tower, Vancouver, BC V6E 2E9	10/23/03	100,000	$10,000
Neil Dragovan 1055 W. Hastings Street, Suite 2000 Guiness Tower, Vancouver, BC V6E 2E9	10/23/03	50,000	$5,000
Floyd Stanley 1153 Vidal Street, Suite 205, White Rock BC V4B 3T4	10/27/03	25,000	$5,000
John Carson 12255 Brown Creek Rd., Grand Forks, BC V0H 1H8	07/21/2003	100,000	$10,000[1]
Mr. Steve Baran 1239 Sir David Drive, Oakville, ON L6J 6Y9	07/21/2003	125,000	$12,5001

Notes:
(1)	These shares were issued pursuant to the terms of the option agreement entered into by Newport with Steve Baran dated June 21, 2003 concerning the mineral claims forming the Burnt Basin Property. The shares were issued with a deemed value of $0.10 per share.

We issued the foregoing restricted shares of common stock to US residents under Section 4(2) of the Securities Act of 1933. All investors are accredited investors and or, are officers and directors of the company, and were in possession of all material information relating to the company. All other restricted shares issuances were made pursuant to Regulation S to residents outside of United States. All subscribers would be considered accredited investors as that word is defined for the purpose of the Securities Act of 1933 and are close personal friends of the directors and were in possession of all material information relating to the company. No commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone.

Item 27. Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B.

Exhibit No.	Document Description

3.1	Articles of Incorporation.(1)
3.2	Bylaws.(1)
4.1	Specimen Stock Certificate.(1)
5.1	Legal Opinion and Consent of Legal Counsel
10.1	Burnt Basin mineral claims(1)
10.2	Option Agreement to Acquire Burnt Basin Mineral Claims (2)
10.3	Addendum to Option Agreement to Acquire Burnt Basin Minerals Claims (2)
21	List of Subsidiaries (2)
23.1	Consent of Pannell Kerr Forster independent Chartered Accountants
99.a	Subscription Agreement.(1)

Note:	(1) Filed Previously with SB-1 on May 17, 2004
(2) Filed Previously with SB-1 on January 10, 2004

Item 28. Undertakings

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 Newport Gold, Inc. hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Newport pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Newport. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Newport hereby undertakes to:

  File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
    Include any additional or changed material information on the plan of distribution.
  For determining liability under the Securities Act of 1933 treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form SB-1 Registration Statement and has duly caused this Form SB-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, Canada on this 5 th day of May , 2005.

NEWPORT GOLD, INC.

BY:

/s/ Derek Bartlett
__________________________________
Derek Bartlett
President, Chief Executive Officer, Secretary
and a member of the Board of Directors

/s/ John Arnold
__________________________________
John Arnold
Treasurer, Acting Chief Financial Officer, and
Principal Accounting Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Derek Bartlett, as true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Form SB-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
/s/ Derek Bartlett	/s/ John Arnold
_________________________________	_________________________________
Derek Bartlett Newport Gold, Inc. President, Chief Executive Officer, Secretary and a member of the Board of Directors	John Arnold Newport Gold, Inc. Treasurer, Acting Chief Financial Officer, and Principal Accounting Officer
Signed: May 5 , 2005	Signed: May 5 , 2005